ANNUAL REPORT 2003-2004



MODINE MANUFACTURING CO

plied Thermal Innovation




MANUFACTURING COMPANY





MODINE

# Modine Manufacturing Company designs, manufactures and distributes products that manage thermal energy.

Our innovations in thermal management are found all over the world ... in automobiles and trucks, in construction, agricultural and industrial equipment, in fuel cell applications, refrigeration units, commercial HVAC systems, and in electronics. The focus of everyone at Modine is directed toward one thing only: providing innovative, practical solutions to thermal management problems.

# financial HIGHLIGHTS

**SALES**
(dollars in millions)



1,169
1,115
1,069
1,092
1,200
2000
2001
2002
2003
2004


**EARNINGS PER SHARE**
(before accounting change)



2.01
1.58
.70
1.02
1.19
2000
2001
2002
2003
2004


**CASH FLOW FROM OPERATIONS**
(dollars in millions)



90
126
131
113
107
2000
2001
2002
2003
2004


| **Fiscal Years Ended March 31** *(dollars in millions, except per-share amounts)* | **2004** | 2003 | Percent change |
|---|---|---|---|
| Sales | **$1,199.8** | $1,092.1 | +10 |
| Net earnings | **$40.4** | $12.7 | +219 |
| Return on sales | **3.4%** | 1.2% | — |
| Net earnings per share (EPS) — assuming dilution | **$1.19** | $0.38 | +213 |
| Earnings before accounting change | **$40.4** | $34.4 | +18 |
| Earnings per share before accounting change — assuming dilution | **$1.19** | $1.02 | +17 |
| Return on sales before accounting change | **3.4%** | 3.1% | — |
| Dividends per share | **$0.55** | $0.50 | +10 |
| Book value per share | **$17.21** | $15.70 | +10 |
| Total assets | **$979.2** | $910.8 | +8 |
| Return on average shareholders' equity | **7.2%** | 2.4% | — |
| Return on average shareholders' equity before accounting change | **7.2%** | 6.6% | — |
| Net cash provided by operating activities | **$107.2** | $113.3 | -5 |
| Total debt to capital | **13.0%** | 17.3% | — |
| Return on average capital employed[1] | **6.7%** | 2.5% | — |
| Return on average capital employed before accounting change[1] | **6.7%** | 5.8% | — |
| Weighted average shares outstanding — assuming dilution (in millions) | **34.1** | 33.8 | +1 |

(1) See page 61 of this report for a description and reconciliation of this non-GAAP derived measure.

"OUR STRATEGIC PLANNING AND BUSINESS DEVELOPMENT ACTIVITIES IN FISCAL 2004 HAVE ESTABLISHED STRONG MOMENTUM AND CLEAR DIRECTION FOR THE COMPANY'S FUTURE."



I'm pleased to report that fiscal 2004 was a successful year for Modine. A good deal of our success can be attributed to the spirit of innovation that has guided this company since Arthur Modine founded it in 1916. His idea that the products of innovation must have practical, commercial application is a piece of wisdom we all live by. This year, we've put that into words as our new corporate tag line: Applied Thermal Innovation.

In 2004, we continued our emphasis on the importance of sound corporate governance. We took careful stock of our practices and procedures, then refined our controls and standardized our policies across all entities within the business. As a result, we've become a more efficient company.

Our strong performance this fiscal year can be tied directly to the four strategic initiatives we introduced two years ago. These are the cornerstones of our business, and by pursuing them we enhance shareholder value and strengthen Modine's leadership position in the markets we serve.

**Improving profitability:** Our efforts in this area provided encouraging results, with combined improvements in sales and earnings this year. For the year, sales increased 10% to $1.2 billion. Earnings before cumulative effect of accounting change increased 18%, while net earnings more than tripled from $12.7 million to $40.4 million.

Despite the fact that most of our core markets did not experience any significant improvement, we were able to grow our business at an impressive rate thanks to our market and customer diversification strategy. Our aggressive lean manufacturing effort and operational improvement also contributed to the increased profitability.

Our new and expanded facilities in Wackersdorf, Germany and Hsinchu, Taiwan increased our manufacturing capacity and flexibility and ensured better ongoing service for our European and Asian customers. New business programs and the introduction of new products contributed greatly to our success this year. We have standardized manufacturing and testing processes across Modine facilities throughout the world, resulting in uniformly high product quality, faster inventory turns, and greater flexibility in meeting customer demands.

**Financial stability:** Operating cash flow was over $100 million for the fourth consecutive year. Our strong financial position gives us the flexibility we need to support strategic acquisitions and capital growth, invest in new technology research, address dividend policy, and reduce debt (by $34 million during fiscal 2004).

While financial stability depends to a large degree on volume and margins, it depends even more on quality. Our global processes are designed to ensure uniformly high quality for products produced in every Modine manufacturing facility. The lean manufacturing techniques we employ reduce inventory and increase asset utilization ... which leads to a healthier, more profitable company overall.

**New products and technologies:** Increasing sales and returns depend on expanding our share of the markets we're in, expanding into markets that provide a strategic fit, and introducing new and innovative products. Our investment in R&D has increased over 10% on average annually since fiscal 2000. R&D is an investment that pays off with technologies for our core markets, such as exhaust gas recirculation (EGR). It's also an investment for the future, as our work with $CO_2$ and fuel cell technologies show. Modine was awarded more than 100 new patents worldwide for technological innovations last year.

We also continue to enjoy program wins in our core markets, an example of which is an agreement with International Truck & Engine Corporation to supply all of its power train cooling systems beginning in 2007.

**Strategic planning and business development:** It's essential that the steps we take in acquisitions, new market exploration and new product introduction secure long-term growth and provide attractive shareholder returns. The pending acquisition of the Automotive Climate Control division of WiniaMando Inc., a Korean-based company, will give us a strong manufacturing and technical presence in the Asian market, making us a truly global company and raising Modine's standing in this vital market.

Thanks to our Value Based Management (VBM) strategy, we're better able to pursue opportunities, such as the Automotive Climate Control acquisition, as they arise. VBM also allows us to pinpoint problem areas within our business so that remedial steps can be taken quickly. Consistent application of the VBM model is critical to improving long-term earnings and returns.

We continue to evaluate acquisition opportunities that complement or augment our core competencies. Our proposed acquisition in Asia exemplifies our method of matching strategies with opportunities and making choices that position Modine as a strong presence in the global market.

Calendar 2003 saw the retirement of Board Chairman Don Johnson. His years of service helped Modine earn the respected position it enjoys today. In May of 2003, we were fortunate to have Brad Richardson join us as our new Vice President and Chief Financial Officer.

On July 1, 2003, a tragic shooting at our Jefferson City, Missouri facility shocked all of us. We were deeply saddened by the loss sustained by our fellow employees. They and their families remain in our thoughts and hearts.

I see many opportunities for Modine to grow and prosper. Stricter environmental regulations and the demand for lighter, more fuel efficient engines in all of our markets will call for the kind of innovative, commercially-viable products we've built from the very beginning. The increasing speed of computer chips and the resulting increase in operating temperatures will require innovative thinking from key groups within our company. We expect the economic recovery to continue and, as a result, we believe the demand for our core products will increase. Our new presence in Asia will dramatically expand our markets. We will continue proactively to develop new products and technologies to stay ahead of the curve of customer demand.

The entire organization will continue to focus on the four priorities outlined above. They are proven tools for maximizing shareholder value and will help us achieve ever greater levels of excellence. I look forward to a year of accelerated progress in our fiscal 2005.

David B Rayburn

David B. Rayburn

*President and Chief Executive Officer*



*Exhaust gas recirculation (EGR) cooler*



Smaller, better, faster ... these are buzz words that everyone in manufacturing has learned to live by. Our customers are no exception. How do we meet the challenge?

*Automotive cooling module*



*Plate oil cooler*



*Therma-Tower™ heat pipe assembly*

# what it means to OUR CUSTOMERS



"OUR ENGINEERING AND MANUFACTURING TEAMS FIND BETTER WAYS TO SOLVE THERMAL PROBLEMS. THERMAL MANAGEMENT HAS PRESENTED CHALLENGES FOR AS LONG AS THERE HAVE BEEN MACHINES. OUR JOB IS TO CONTINUE TO MEET THESE EVER-CHANGING CHALLENGES WITH CREATIVE SOLUTIONS THAT FULFILL OUR CUSTOMERS' NEEDS."

– Tony De Vuono, *Vice President and Chief Technology Officer*

It started on the day that Arthur Modine rethought how engine cooling is done. How could farm tractors be made more efficient? By looking at the problem from a different perspective, he saw that the main problem was not getting heat from the engine to the liquid circulating in tubes, but how to remove heat from the liquid itself. A shift in perspective often produces unexpected insights. Tube and fin radiators were born ... a design essentially unchanged since then. While Arthur Modine's solution, the Spirex radiator, was exceptional, it had an additional component that made it brilliant: It was practical in the sense that it could be manufactured efficiently and seamlessly integrated into the customer's manufacturing process. That's what Applied Thermal Innovation means: exceptional solutions that are commercially viable.

**Our Commitment to Innovation:** Innovation has been a part of Modine's make-up since day one. We keep our customers competitive by staying alert to possibilities; improving products and efficiency; anticipating needs; and applying our knowledge and expertise. Our more than 1,600 patents worldwide demonstrate our technical expertise and advance the science of thermal management.

In fiscal 2004, we continued our pioneering work in exhaust gas recirculation (EGR), $CO_2$, fuel cells, and aluminum radiators in response to (or in anticipation of) customer needs. Federal emissions regulations are tightening fast and the time limits being set require that we react quickly. Modine has led in EGR technology and we've developed solutions that allow our customers to meet waves of ever-stricter government standards efficiently. Forthcoming regulations will require even more advanced technology, but through our proactive research and development, we are developing new technologies to keep our customers within federal guidelines well into the future.

Regulations governing the use of refrigerants in vehicle air conditioning systems are also growing increasingly tight. Modine has led the industry in research and development of practical $CO_2$ systems that perform better than old technology and can be incorporated into existing engine designs. We're working diligently to ensure that we are in a position to supply $CO_2$ technology to our customers at the appropriate time and place.

*MANUFACTURING*

Modine's success hinges on our ability to deliver consistently high quality products to our customers in a timely manner. In our increasingly global markets it is essential that uniform processes be applied to all facets of our businesses ... from R&D and testing, through manufacturing, to delivery logistics.

Our 34 manufacturing plants around the world are vertically integrated. We control our manufacturing processes (brazing, for example) and the production of components that go into Modine products. This results in tighter quality control, more reliable product performance, and reduced warranty exposure. Modine manufacturing facilities employ the same benchmark processes to ensure continuity of product quality.

Lean manufacturing techniques give us the flexibility to offer our customers just-in-time and just-in-sequence product delivery options. Besides reducing in-process inventory requirements, the application of new technology in our manufacturing operations increases speed of product changeovers, reduces lead times, eliminates the need for customers to maintain large component inventories, and makes Modine more flexible to meet evolving customer demands.

As our markets grow, production capacity becomes a vital issue. Ensuring adequate capacity requires precise resource evaluation. By projecting demand and applying global capability planning we make sure that the resources are available to respond to our customers' growing needs. We often meet expanding capacity requirements by automating certain processes, which also reduces costs and ensures more consistent product quality.







Modine has also instituted global environmental standards for its facilities. By reducing waste and discharges, we've made our facilities more efficient, and we can assure customers that our products have been manufactured with every regard for the environment.

*OUR MARKETS*

**Automotive and light truck:** Since our innovative Turbotube radiator rolled off the assembly line on the first Ford Model T in 1925, our products have been an integral part of this vital market. Today, we supply cooling components and modules not only for engines, but also for passenger compartment HVAC systems and other thermal applications.

**Automotive aftermarket:** Modine serves the replacement needs of vehicle owners around the globe through its aftermarket business. To deliver replacement products as efficiently and economically as possible, we maintain strategic distribution alliances in many regions of the globe.

**Agricultural and construction equipment:** Since 1916, Modine has served the needs of agricultural and construction equipment manufacturers, providing a wide variety of cooling products including radiators and modules, oil coolers, charge-air coolers ... along with operator compartment HVAC systems and components.

**Medium and heavy-duty vehicles:** Heavy-duty trucks, buses and specialty vehicles are subject to increasingly stringent emissions and fuel efficiency regulations ... as are most other vehicles. Rapid and precise engineering is necessary if a supplier is to survive in this competitive market. Modine's talented, experienced people work closely with our customers to ensure that the products we manufacture solve their problems and can be manufactured efficiently.

**Electronics:** Whether it's electronics or diesel engines, the problems of thermal management are the same: too much heat will destroy the system. The knowledge and expertise we've gained over almost a century of solving large-scale thermal management problems translates well to the smaller scale of electronics. Modine's thermal management products are found in mainframe servers, telecommunications installations, desktop PCs, and laptop computers.

**Industrial equipment:** Stationary engines are at work all over the world, generating electricity, driving pumps, and providing power for a variety of other applications. These engines are subject to the same stresses and thermal forces found in mobile applications. The cooling challenges are also the same. Our focus on practical thermal management solutions means Modine products are found wherever engines roar to life.







**Commercial HVAC and refrigeration:** Heating, ventilation and air-conditioning products have been mainstays of Modine's product line. We supply products used in OEM HVAC systems, and we market our own branded products, including the *Hot Dawg* garage heater, infrared, and other unit-style heaters.

Our refrigeration components are also used by OEMs in commercial coolers and freezers, icemakers, soda machines, and air-conditioning systems the world over.

# what it means to OUR INVESTORS



"INDIVIDUAL RESPONSIBILITY FOR PROFITABLE GROWTH IS BECOMING AN INTEGRAL PART OF THE MODINE CULTURE. OUR EMPLOYEES RECOGNIZE THEIR ROLE TO RAISE THE BAR ON OUR PERFORMANCE IN ORDER FOR THE COMPANY TO COMPETE AND EXCEL IN A GLOBAL ECONOMY."

– Brad Richardson, *Vice President and Chief Financial Officer*

## We are driving returns on our invested capital through improved margins and more efficient use of our asset base.

The principle behind the words "Applied Thermal Innovation" is to transform ideas and solutions into commercially viable products. It means developing new technology from which differentiated products can emerge ... which translates into differentiated returns and long-term growth for our investors. Our history is proof of the success of this approach. We have historically provided our investors with stable and steady returns. The last annual loss recorded on Modine's books was over 70 years ago.

Over the years, Modine has proven that flexibility is as integral to its success as innovation. Our flexibility has allowed us to expand and differentiate our product line ... applying our core competencies to areas with promising fiscal potential. We are selective in conducting new product development and pursuing acquisitions and markets. We carefully weigh the choices we make and the priorities we set. Before committing to a technology or a business opportunity, we


CAPITAL STOCK
SEE REVERSE FOR CERTAIN DEFINITIONS
INCORPORATED UNDER THE LAWS OF THE STATE OF WISCONSIN
MODINE MANUFACTURING COMPANY
ARTHUR B. MODINE
CUSIP 607828 10 0
AND NON-ASSESSABLE SHARES OF CAPITAL STOCK


31.8%
26.1%
22.6%
17.3%
13.0%
2000
2001
2002
2003
2004

TOTAL DEBT TO CAPITAL


31
22
75
77
72
2000
2001
2002
2003
2004

CASH
(dollars in millions)


10.3%
8.0%
4.1%
5.8%
6.7%
2000
2001
2002
2003
2004

RETURN ON AVERAGE CAPITAL EMPLOYED (1)
(before accounting change)

(1) See page 61 of this report for a description and reconciliation of this non-GAAP derived measure.


STOCK MARKETS
© BCE ECB EZB EKT EKP
1000
SN068821X
EA 65706127B
© BCE ECB EZB EKT EKP 2002



*Modine's new Technical Center and wind tunnel in Bonlanden, Germany will help us better meet the needs of overseas customers while protecting against excessive future warranty and product liability exposure.*

assess all relevant factors and ask ourselves these questions: Is this within our core competence? Is it a good strategic fit for us? Does it have promise for long-term results? Will it enhance Modine's margins and returns? Rigorous analysis precedes any commitment of resources, ensuring that we undertake only projects that promise acceptable returns and sustainable growth for our shareholders.

Modine has strategically expanded into markets where the prospect of sustainable growth and positive returns has been most promising. Today, we serve our global customers through manufacturing plants, joint ventures, and distribution centers in North America, Europe, South America, and Asia. Our commitment to growing a worldwide presence is exemplified by our investment in the new headquarters, Technical Center, and wind tunnel in Bonlanden, Germany, completed this past year. The value of our European investment is three fold: it allows us to better understand and meet the needs of our overseas customers; the thorough product testing done there will protect our shareholders against excessive future warranty and product liability exposure; and the capabilities and expertise offered there play critical roles in securing new business and promoting future growth. New business programs, including the Dodge Durango and the BMW X3, contributed to this year's success. We are also well positioned to supply other BMW platforms, including the new 1-Series, the 3-Series and the Z4.

Modine's investors benefit as well from the company's application of the "Applied Innovation" philosophy to itself, as this principle is relevant not only to products but also to processes. While introducing new products and expanding into new markets generates new revenue sources, improving internal processes and increasing efficiency cuts costs and improves profitability. The Sarbanes-Oxley Act has given us added impetus to refine our controls and practices across all Modine entities. We have standardized our policies and practices company-wide, allowing us to better recognize and minimize risks. Our management and Board of Directors are proactive in incorporating new corporate governance requirements into daily practices, and we're taking actions to derive value from them. With adequate oversight in all of our entities we ensure the integrity of our internal controls and financial reporting, and the soundness of our business strategies for long-term company viability.

We enjoyed our second consecutive year of increased sales and earnings (before accounting change) in fiscal 2004, while continuing to make improvements to maintain a strong balance sheet. This was largely due to our continued focus on increasing return on capital employed, reflecting our

Value Based Management (VBM) strategy. Through VBM, capital is allocated to each business unit based on performance, and that performance is evaluated against a risk-adjusted target rate of return. All business units are measured using specific performance standards, and they all must earn the right to grow through their performance. This focus also allows us to identify underperforming business units, and to pursue opportunities that will contribute to our earnings and returns.

During fiscal 2004, Modine achieved improved financial results and established a positive momentum thanks to our focus on enhancing capital performance and asset utilization. Notably, as an example of VBM in action, improvements in working capital have produced the lowest days sales outstanding (DSO) level in several years, reducing it from 57 days and 52 days at the end of fiscal 2002 and 2003 respectively, to 49 days at the end of this fiscal year. New manufacturing technologies such as our just-in-time and just-in-sequence production processes have put inventory turns at a much higher level, which showed an increase to 7.2 turns this year from 6.4 turns one year ago and just over 5.0 turns three years ago. Our focus on capital management and the ability to generate strong cash flow allowed us to reduce debt further, bringing our total debt to capital (total debt plus shareholders' equity) ratio down to 13%, compared with 17% at the end of fiscal 2003 and over 30% four years ago. Over the last two years, by increasing our return on sales from 2.2% to 3.4% and using our assets more efficiently to generate sales, we have ensured a better return on capital. The opportunities we see before us today and the actions we're taking to control cost and selectively invest capital will enhance our returns in years to come.

Modine is stronger and more profitable today because we are committed to a more efficient use of capital and assets, improvement in the way our customers' needs are met, on-going product research and development, and constant improvement of internal processes. By practicing Applied Thermal Innovation, we ensure that Modine will continue to have a diversified product and customer base. It's a practice designed to protect Modine against downturns in any particular market and any undue volatility in our financial performance. Our history has proven that it's a practice that works, and we are confident that it will produce positive returns and sustainable growth for our investors well into the future.





*Modine's revolutionary design capabilities include Finite Element Analysis and Computational Fluid Dynamics. Combined with our state-of-the-art manufacturing processes, we're able to offer our customers award winning just-in-time, just-in-sequence service.*



Modine understands that the success of the Company is intrinsically linked to the success of its employees. We encourage them to look for innovation in everything they do.

# what it means to OUR EMPLOYEES



"WE'VE BEEN AN INDUSTRY LEADER SINCE OUR FOUNDING. THAT GIVES US A SELF-PERPETUATING ADVANTAGE. WE'RE ABLE TO RECRUIT PEOPLE WHO TRULY WISH TO EXCEL IN THEIR FIELDS, AND THE MORE WE RECRUIT AND RETAIN THEIR TALENT, THE BETTER OUR COMPANY BECOMES."

– Roger Hetrick, *Vice President, Human Resources*

At Modine, "Applied Thermal Innovation" is more than a corporate tag line. It expresses an attitude that's been part of this Company since the beginning. It invites employees to use their intelligence and abilities to make Modine a better, more profitable company. For example, Modine employs nearly 600 engineers worldwide, 39 of them Ph.D.'s. All of Modine's talented employees apply their knowledge every day to the new and complex challenges of evolving thermal technology.

We attract and hire people who are motivated by challenges ... be they in engineering, operations, finance, information technology, or any other facet of our business. We look for people eager to challenge convention, because breakthroughs and progress are made not by following well-worn paths but by exploring uncharted territory. At Modine, employees find an atmosphere that allows them to experiment, to test new theories, to question accepted patterns. And from the creative application of expertise come the new ideas our customers need.

The freedom to innovate demands discipline from those who enjoy it. Our corporate culture places a premium on personal responsibility, ethics and integrity. We in turn cultivate an atmosphere of honesty, respect, trust and fairness. This fosters an attitude of loyalty and dedication among our employees, which keeps productivity high and turnover low. That helps keep Modine profitable and on the leading edge of our industry.

Each person we welcome into the Company is given the opportunity to grow. We offer training and education avenues to those who wish to advance in their careers. Our employees are all encouraged to fulfill their potential.

Every Modine employee realizes that for our Company to be globally competitive, exceptional performance is essential. Our employees know that the Company's success depends on individual performance. Worldwide, standards for quality, speed, and value are growing increasingly higher. We help employees meet and exceed these standards by maintaining a culture friendly towards change, growth, and exploration.

At Modine, organizational planning is a critical and continuous process which extends from individual plants up to the corporate level. For example, last year, our Technical Services Group underwent reorganization to enhance our performance as a global company. The changes we made will support our strategic efforts in global new product development and help us focus on long-range technology needs, develop new global materials and processes, and standardize testing in our Technical Centers. Our goal is to use the personnel resources we have to address opportunities and meet challenges wherever they present themselves.

The commitment we have made to employees, their families, the community and the environment has once again earned Modine the honor of being named one of the "100 Best Corporate Citizens" by *Business Ethics* magazine ... for the fifth straight year. Central to our role as a good corporate citizen is our commitment to being environmentally responsible. This commitment is exemplified by the fact that Modine tied for first in the category of service to the environment for the past three consecutive years in this ranking.

Modine asks every employee to make our corporate ethics an integral part of their working day as they are all ambassadors for the values at the core of our business. Our focus on providing thermal management solutions, and the collective concentration on innovation, product application, process improvement and overall quality, make Modine the strong and stable Company it is ... and has been for nearly a century.





*Modine has become an employer of choice in the field of thermal management because it gives its employees the opportunity to grow and develop in their careers.*

**Overview**

Modine Manufacturing Company is a worldwide leader in thermal management, providing highly engineered heating and cooling solutions to a diversified customer base. Modine's products can be found in cars and light trucks, medium and heavy-duty vehicles, commercial heating, ventilation, and air conditioning (HVAC) equipment, refrigeration systems, off-highway and industrial equipment, as well as fuel cell applications and electronics. Our broad product offerings include heat transfer modules and packages, radiators, oil coolers, charge air coolers, vehicular air conditioning, building HVAC equipment, exhaust gas recirculation (EGR) coolers, and electronics cooling solutions.

Modine's vision is to pursue market leadership by being an innovative, customer-focused, global company that delivers exceptional quality and value. We will grow our core business, thermal transfer, by providing superior technical solutions in our systems, products, and services. We are committed to further increase our overall profitability and returns on capital through continued operational improvements and active cost management. We expect margins and returns to benefit from leveraging our current capital base in support of new business programs and recoveries in our markets, and by following a very disciplined approach when investing in our business and addressing underperforming parts of our operations. We continue to focus on the four strategic initiatives introduced two years ago – Improving Profitability, Financial Stability, New Products and Technologies, and Strategic Planning and Business Development.

Modine is focused on strengthening our competitive position through strategic business development activities as the markets for our products continue to evolve. We continue to face competition from suppliers in other parts of the world, which enjoy economic advantages such as lower labor and health care costs. We are addressing these issues by reducing design and manufacturing costs, improving our operational performance and efficiency, and by seeking low cost sourcing as appropriate. While evaluating our cost structure and making changes, we also continue to follow our globalization and customer diversification strategies. Another developing trend is that customers are increasingly requesting Modine to participate directly in product design, development, and validation responsibilities, which has resulted and should continue to result in stronger, longer-term customer relationships.

Although the overall operating environment for Modine did not improve significantly in fiscal 2004, we began to see the start of recovery in our North American truck and heavy-duty markets in our fiscal fourth quarter. Combining this with the positive contribution from new business programs and continued operational improvements, Modine delivered a stronger performance in fiscal 2004 and achieved an increase in both sales and earnings for the full year. Sales for the full year increased 10% to $1,199.8 million from $1,092.1 million one year ago, setting a new record for the Company.

Effective with the first quarter of fiscal 2003, Modine adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," and recorded a related goodwill impairment charge of $21.7 million (net of $1.1 million income tax benefit), resulting in net earnings of $12.7 million, or $0.38 per fully diluted share for last year. Net earnings for this year more than tripled to $40.4 million or $1.19 per fully diluted share, while earnings before the cumulative effect of accounting change increased 18% from $34.4 million last year to $40.4 million. Both Modine's current year and previous fiscal year financial results contain a number of significant items. Please refer to the Net Earnings section of Management's Discussion and Analysis and the Notes to Consolidated Financial Statements for a detailed description of these items and the impact on Modine's financial results.

In fiscal 2004, including exports from domestic businesses, 47% of total revenues were generated from sales to customers outside of the United States. Net sales generated by Modine's international operations were 40% of total revenues, and exports from the United States were 7% of revenues.

For fiscal 2004, Modine's list of top ten customers remained unchanged in composition from fiscal 2003. Revenues from Modine's top ten customers accounted for approximately 55% of our total sales in fiscal 2004. Modine's largest customer (our second-largest customer in fiscal 2003) accounted for slightly more than 11% of this year's total sales. Sales to no other single customer exceeded 10% of total sales and Modine continues to have a well-diversified customer base overall.

**Segment Results**

Modine operates in three business segments, which are organized on the basis of market categories or geographical responsibility. They are as follows: 1) Original Equipment segment, which provides heat-transfer products, generally from business units in North America, to original equipment manufacturers (OEMs) of on-highway and off-highway vehicles, as well as to industrial- and commercial-equipment manufacturers, located primarily in North America; 2) Distributed Products segment, which provides heat-transfer products primarily for the North American and European vehicular replacement market and the North American commercial HVAC and refrigeration market from business units located in North America and Europe, as well as electronics cooling products for the computer and telecommunications equipment markets in North America, Europe, and Asia from business units in those three areas; and 3) European Operations segment, which provides heat-transfer products, primarily to European OEMs of on-highway and off-highway vehicles and industrial equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of Modine's segments is individually managed and has separate financial results reviewed by its chief operating decision maker. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among Modine's various businesses. Modine evaluates segment performance based on operating income and the return on capital employed. The significant accounting policies of the segments are the same as those of Modine as a whole (see Critical Accounting Policies section of Management's Discussion and Analysis).

***Original Equipment segment:*** Original Equipment segment sales increased 7% to $502.2 million from $469.4 million one year ago. Operating income rose 6% to $81.1 million from $76.4 million in the previous year.

Modine's North American OEM passenger car and light truck market increased its sales from the previous year and had a positive impact on this segment's operating income. New business programs, including one with the Chrysler Group to supply engine cooling and air conditioning modules for the all-new 2004 Dodge Durango, played a major role in increasing sales. During Modine's 2004 fiscal year, the overall North American automotive market remained generally flat compared to the previous year based on a number of industry statistics, including SAAR (seasonally adjusted annual sales rates). This market has proven resistant to the soft economy as long as automakers continue to provide incentives and rebates to boost sales. Market share competitiveness among manufacturers and continued pricing pressure placed on suppliers by OEMs to boost their profits are the most significant market concerns. While gaining a full year of production for the vehicle programs launched this past year and additional market penetration will have a positive impact on this market's sales, we also face maturing programs and ongoing pricing pressure. Our primary risks in this industry include pricing pressure, competition from foreign suppliers, and low cost sourcing. Modine is addressing these issues in a variety of ways. We continue to analyze design to minimize component costs, when practical, while increasing the sourcing of components from low cost producing countries. We are increasing efficiency at our existing plants through continuous improvement, and are utilizing benchmarking to incorporate best practice production methods. We are also enhancing our product offerings to cover the entire breadth of customer needs for engine cooling, which we believe will bring future business opportunities in this market.

Modine's North American OEM heavy-duty and medium-duty truck market also experienced sales growth in this past fiscal year. However, a program scope change and launch costs related to certain new products had a negative impact on this segment's operating income. We expect growth opportunities in this market as the heavy-duty truck industry continues to strengthen this year. Current production projections for class 8 commercial trucks point to a 2004 market of about 240,000 units, up from approximately 180,000 in 2003. Gaining a full year of production for certain EGR and engine cooling-related programs will also be a major driver of the growth of this market. While there is potential upside for the heavy-duty truck market, the medium-duty market has not shown a significant increase. However, the overall strengthening of the truck market may drive additional engine product sales, including EGR and oil coolers. We also expect cost and pricing pressure to continue, and are taking a proactive approach in managing design and manufacturing costs and material expenses. Modine's truck division is focusing on winning new business programs, executing new product launches, and improving profitability of existing products. We are well into the implementation of each of these goals.

Modine's OEM off-highway and OEM industrial markets reported increased sales in fiscal year 2004, after recording a decrease in the previous year. The closure of two OEM off-highway manufacturing facilities as part of the Company's restructuring plan initiated in the third quarter of fiscal 2002, and ongoing efforts to reduce costs and increase operating efficiency contributed to the increase in operating income for the Original Equipment segment. We expect further growth opportunities in these markets in the new fiscal year. The North American construction market in 2003 was up 5% after two down years, while projections for 2004 point to an even greater improvement. The North American agriculture and farm equipment market in 2003 was up 1% after a one-year decline in 2002 and 2004 projections indicate a more significant increase. To date, all indications point to the fact that the projections noted above are happening and could strengthen even further. The primary risks, beyond geopolitical and general economic factors, include the recent tightness of supply and higher pricing on key base metals such as steel, as well as the ability of the overall supply chain to support this significant market uptick. We are being proactive in working with customers and suppliers to address these issues. Various initiatives are also underway to improve internal processes and optimize the production for a significant new business program that will contribute to this division's financial performance.

***Distributed Products segment:*** Sales for the Distributed Products segment showed a slight increase to $351.6 million from $348.8 million one year ago. Operating income declined 5% to $3.3 million from $3.4 million in the previous year.

Modine's sales of replacement parts to the automotive aftermarket accounted for approximately 18% of total Company sales versus 21% in the prior year. Factors contributing to this decline include: a decision to end the supply agreement with Advance Auto Parts in 2002, with full impact in 2003; pricing pressures from both larger and regional competitors; and unfavorable weather conditions. The U.S. aftermarket business remains very competitive with overall volumes being flat. However, market pricing declined due to increased competition and changes in distribution channels. Fiscal 2004 also saw continued shift from copper-brass radiators to aluminum radiators. We expect that competitor pricing strategies and evolving distribution channel conflicts will continue to force pressure on a generally flat aftermarket business. Modine's aftermarket division responded to these challenging market conditions by implementing a number of initiatives to reduce costs in the supply and distribution areas and by offering complementary product lines, which had a positive impact on this segment's operating income. We continue to introduce new models to maintain coverage for replacement parts. During fiscal 2004, 97 new radiator models and 18 new condenser models were launched. We also continue to improve our technical systems expertise and product coverage in air conditioning replacement parts. Aggressive cost reduction efforts are being planned and implemented in sourcing, warranty, and logistics to drive profitability improvements.

Modine's sales to the commercial heating, ventilating, air conditioning and refrigeration (HVAC&R) market increased in fiscal 2004, while accounting for approximately 6% of total Company revenues. This year-over-year growth resulted in part from the general economic recovery and winter weather patterns returning to more normal conditions. We experienced continued sales growth of residential garage heaters and commercial unit heaters. In the HVAC&R coil market, a number of OEMs have decided to outsource their coil manufacturing. Modine is capitalizing on this change and has begun to ship coils to these new OEM customers late in fiscal year 2004. Coil sales with existing customers also remained strong. We expect continued sales growth in fiscal 2005 as the market continues to grow with the improving economy. The efforts in customer training, product development, and continued expansion of the Breeze™ Accuspec software tool, which enables us to match customer needs with the right Modine product, should continue to provide additional growth of heating products. In addition, we expect existing customers to expand their HVAC&R coil purchases, resulting in Modine receiving the full year benefits of the new coil business. Continued low-cost competition and ongoing outsourcing efforts from some of the major HVAC&R OEMs could have an impact on our outlook for this market. Modine continues to put in place more flexible and responsive manufacturing capabilities to address short-term opportunities for growth during the coming year and place emphasis on cost reductions to meet competitive challenges.

Modine's electronics business recorded a nearly 20% increase in sales during fiscal 2004, while accounting for just over 3% of total Company revenues. The increase in sales is split among three geographic areas: North America, Europe, and Asia. However, lower margins related to a product mix shift had a negative impact on this segment's operating income. The electronics cooling market remained challenging in the past year. Computer unit volumes were strong, but profit pressure was intense with increased migration of the supply chain to Asia, specifically China. Without any significant investments in new technology, the telecom market also continued to be soft, but it is expected to begin a slow recovery this year after a three-year decline. Despite these challenges, our electronics cooling business expects growth opportunities in fiscal 2005. The most significant new market development to impact this business in the new fiscal year is the expected application of heat pipe thermal solutions to desktop computers. Unit volumes of desktop computers are the largest of all the computer segments and we expect that the application of heat pipe thermal solutions to desktops will drive rapid growth in heat pipe demand. In order to fully capitalize on this developing market trend, Modine's electronics cooling group has significantly expanded the capability at its Hsinchu, Taiwan facility to more than double the production of its high performance heat pipes.

***European Operations segment:*** Sales for the European Operations segment increased 18% to $393.0 million from $333.0 million one year ago, primarily as a result of favorable currency exchange rates. Operating income increased 13% to $42.3 million from $37.4 million in the previous year.

Sales for Modine's European passenger car and light truck market were positively impacted by favorable currency exchange rates and incremental business, such as the BMW X3 and EGR programs with Volkswagen. Offsetting factors included model and program phase out as well as volume reductions in certain cooling modules. In fiscal 2004, vehicular production in Europe was down approximately 5% versus fiscal 2003. European brands suffered more than the Asian carmakers, which caught up with Europe's domestic players in the last year by embracing diesel technology and introducing cars that appeal to European tastes at competitive prices. European car sales are generally expected to improve slowly in fiscal 2005. However, the expectation is that the success of the Asian carmakers will continue and they will further increase market shares at the expense of the European brands. Our European automotive division expects growth opportunities in the next year on the strength of gaining a full year production of the new programs launched this past year. While we continue to face pricing pressure in this market, upside volume potential on several programs could have a positive impact on sales in the coming year.

Modine's European Heavy Duty business was impacted positively by favorable currency exchange rates and increased volumes. Process and operational improvements at the plant level contributed positively to this segment's operating income, while the product performance issue reported in the third quarter of fiscal 2004 had a negative impact. The improved profitability was achieved despite a flat European truck market and a slightly down European off-highway market. We currently do not expect any significant market improvement in the coming year, but do see growth opportunities on the strength of a number of new business programs to be launched in fiscal 2005. Factors that could have an impact on sales include production volumes of certain programs and the potential threat from low-cost suppliers we will be facing in our plate oil cooler programs. Consistent with our view in the North American truck and off-highway businesses, engine-related programs, especially EGR coolers, represent a significant growth opportunity which we fully intend to capitalize on with advanced product design and competitive value. In fiscal 2005, our European Heavy Duty division will be focusing on executing new program launches and continuing the ongoing process improvements.

**Fiscal 2005 Outlook**

As indicated in Modine's fiscal 2004 fourth quarter and year-end press release, we are focused on increasing shareholder value through well executed new business programs and strategic business development activities. We expect to generate additional growth from our strategic investments, such as the recently announced proposed acquisition in Asia, our three-phase investment in Europe for the new European headquarters, Technical Center, and wind tunnel, and our new and expanded plants in Wackersdorf, Germany and Hsinchu, Taiwan. The stronger results in the second half of fiscal 2004 established a positive momentum for Modine, and we fully expect this positive momentum to accelerate in the new fiscal year. We expect to deliver a similar improvement in both sales and earnings in fiscal 2005 versus fiscal 2004 improvements, before considering the accounting change in fiscal 2003.

**Critical Accounting Policies**

The following critical accounting policies reflect the more significant judgments and estimates used in preparing the financial statements. Application of these policies results in accounting estimates that have the greatest potential for a significant impact on Modine's financial statements. The following discussion of these judgments and estimates is intended to supplement the Summary of Significant Accounting Policies presented in Note 1 to the fiscal 2004 consolidated financial statements.

*Revenue Recognition.* The Company recognizes revenue as products are shipped to customers. The revenue is recorded net of applicable provisions for sales rebates, volume incentives, and returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debts and warranty expense as well as an amount to be granted to customers under applicable advertising and marketing programs. The Company bases these estimates on historical experience, current business trends and current economic conditions. The Company recognizes revenue from various licensing agreements when earned except in those cases where collection is uncertain, or the amount cannot reasonably be estimated until formal accounting reports are received from the licensee.

*Inventories.* Inventories are valued at the lower of cost, on a first-in, first-out basis, or market value. Inventories are reviewed on a continuing basis to identify inventory on hand that may be obsolete or in excess of current and projected market demand. When inventory is identified under either of these criteria, a provision is recorded to bring the inventory to the appropriate value.

*Impairment of Long-Lived and Amortized Intangible Assets.* The Company performs impairment evaluations of its long-lived assets, including amortized intangibles, whenever business conditions or events indicate that those assets may be impaired. When the estimated future undiscounted cash flows to be generated by the assets are less than the carrying value of the assets, the assets are written down to fair market value or discounted cash flow and a charge is recorded to current operations.

*Impairment of Goodwill.* On April 1, 2002, the Company adopted SFAS No. 142 and simultaneously discontinued the amortization of goodwill as called for under the new regulations. Under the previous accounting policy for goodwill, goodwill was amortized on a straight-line basis, primarily over a fifteen-year period.

After the Company adopted SFAS No. 142, we tested for impairment of goodwill in all business units in accordance with the new standard. The initial impairment test indicated that carrying amounts in the aftermarket business unit exceeded the corresponding fair values, which were determined based on the discounted estimated future cash flows for the unit. As a result, an after-tax impairment charge of $21.7 million was recorded as the cumulative effect of an accounting change in fiscal 2003. Impairment tests are conducted at least annually unless business events or other factors indicate a need to perform the testing more often.

In the third quarter of fiscal 2004, the Company conducted its annual review of goodwill for impairment. The recoverability of goodwill was determined by estimating the future discounted cash flows of the businesses to which the goodwill relates. The rate used in determining discounted cash flows is a rate corresponding to our cost of capital, adjusted for risk where appropriate. Estimated cash flows are then determined by disaggregating our business segments to a level for which meaningful identifiable cash flows can be determined. In determining the estimated future cash flows, current and future levels of income were considered as well as business trends and market conditions. Based upon the review, the fair value of each reporting unit exceeded its book value and accordingly, no impairment recognition was required.

*Warranty.* Estimated costs related to product warranties are accrued at the time of the sale. These costs are included in cost of sales for our manufacturing operations and in selling, general, and administrative expenses for our aftermarket operations. Estimated costs are based on the best information available, which includes using statistical and analytical analysis of both historical and current claim data on each particular operation. Original estimates, accrued at the time of sale, are adjusted when it becomes probable that expected claims will differ materially from these initial estimates.

*Pensions and Post-retirement Benefits Other than Pensions.* The calculation of the cost and obligations of Modine's pension and post-retirement plans are dependent on various assumptions. The most significant assumptions include the discount rate, rate of compensation increase, long-term expected return on plan assets and future trends in health costs. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. In accordance with generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future periods. These differences may impact future pension or post-retirement benefit expenses and obligations. In addition, the Company replaced the existing defined-benefit pension plan with a defined-contribution plan for salaried-paid employees hired on or after January 1, 2004. We believe the new defined contribution plan will enhance employees' understanding of their retirement benefits and will allow the Company a greater degree of flexibility in managing retirement benefit costs. The change was cost neutral in fiscal 2004. At the current pension assumption rates, we expect the change will be cost neutral in fiscal 2005, with cost reductions occurring in fiscal 2006 and thereafter.

For the following discussion regarding sensitivity of assumptions, all amounts presented are in reference to the domestic pension plans since the domestic plans comprise 99% of the total benefit plan assets and 95% of the pension plan expense.

To determine the expected rate of return, Modine considers such factors as (a) the actual return earned on plan assets, (b) historical rates of returns on the various asset classes in the plan portfolio, (c) projections of returns on those asset classes and (d) capital market conditions and economic forecasts. For fiscal 2004, Modine reduced the expected return on plan assets from 9% to 8.75%, which increased pension expense by $0.6 million. We anticipate the long-term rate of return to remain at 8.75% in fiscal 2005. The estimated impact of a 25 basis point decrease in the expected rate of return on assets is an increase of approximately $0.55 million on 2005 pension expense.

The discount rate reflects rates available on long-term high quality fixed-income corporate bonds, reset annually on the measurement date, December 31. We lowered the discount rate in 2004 to 6.75% from 7.50% in 2003. The anticipated discount rate for 2005 will be 6.25%, which will increase expense by $2.5 million. The change in the discount rate reflects the decrease in interest rates during these periods. Lowering Modine's discount rate by 25 basis points would increase 2005 domestic pension expense by approximately $1.25 million, or conversely, raising the discount rate by 25 basis points would decrease 2005 domestic pension expense by a similar amount.

A key determinant in the amount of the post-retirement benefit obligation and expense is the health care cost trend rate. In fiscal 2004, the rate remained at 9%. This rate is projected to decline gradually to 5% in fiscal year 2008 and remain at that level thereafter. An annual "cap" that was established for most retiree healthcare and life insurance plans between fiscal 1994 and 1996 limits Modine's liability. Beginning in February 2002, the Company discontinued providing post-retirement benefits for salaried and non-union employees hired on or after that date. In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was signed into law. The Act provides a federal subsidy to sponsors of post-retirement medical plans that provide prescription coverage when the benefit is at least actuarially equivalent to Medicare Part D. Modine has elected to defer recognition of the potential impact of the Act until accounting guidance is provided by the Financial Accounting Standards Board. Accordingly, the impact on the post-retirement benefit obligation and related cost is not reflected in the financial statements. A sensitivity analysis using a one-percentage point increase assumed healthcare cost trend rates would result in an increase in expense of $108,000 and an increase in benefit obligations of $1.6 million. A 25 basis point increase in the post-retirement discount rate would result in a decrease in benefit expense of $25,000.

*Other Loss Reserves.* The Company has a number of other loss exposures, such as environmental and product liability claims, litigation, self-insurance reserves, recoverability of deferred income tax benefits and accounts receivable loss reserves. Establishing loss reserves for these matters requires the use of estimates and judgment to determine the risk exposure and ultimate potential liability. The Company estimates these reserve requirements by using consistent and suitable methodologies for the particular type of loss reserve being calculated. See Note 28 to the fiscal 2004 consolidated financial statements for additional details of certain contingencies and litigation.

**Accounting Pronouncements**

In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. The adoption of this statement by the Company did not have a material impact on the Company's net earnings or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement by the Company did not have a material impact on the Company's net earnings or financial position.

On December 24, 2003, the FASB issued a revision to staff Interpretation (FIN) No. 46 (revised 2003), which clarified some of the provisions of the original Interpretation No. 46, "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The application of revised FIN 46 is required in financial statements of public entities that have interests in variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business entities, for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of this statement by the Company did not have a material impact on the Company's net earnings or financial position.

On December 23, 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 retains the disclosures required by the original Statement No. 132, which standardized the disclosure requirements for pensions and other post-retirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements. Those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. See Note 3 for the related pension and post-retirement disclosures.

On January 12, 2004, the FASB issued a Staff Position (FSP) No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP No. FAS 106-1 permits a sponsor of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). Until final guidance is issued by the FASB, the Company has elected to defer accounting for the effects of the Act. As a result, the accompanying financial statements and notes do not reflect the effects of the Act. However, upon final issuance of the accounting guidance, the Company could be required to change previously reported information.

On December 17, 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force (EITF) 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. The adoption of this statement by the Company did not have a material impact on the Company's net earnings or financial position.

**Capital Expenditures and Commitments**

Capital expenditures of $72.5 million in fiscal 2004 were 44% higher than the prior year. Significant expenditures included: a new assembly plant in Wackersdorf, Germany, continuing expenditures on the European administrative and Technical Center facilities in Bonlanden, Germany, tooling and equipment for new customer programs and process improvements at a number of facilities worldwide. Capital expenditures were primarily financed through internally generated cash. Outstanding commitments for capital expenditures on March 31, 2004 were approximately $34.6 million. Approximately $25 million of the commitments relate to expenditures by our European operations. On March 31, 2003 outstanding commitments were $37.0 million.

**Research & Development**

In fiscal 2004, Modine increased its research and development (R&D) spending by 13% to $31.4 million from $27.9 million one year ago. This increase related primarily to projects such as aluminum radiators for the heavy-duty market, as well as activities on EGR, $CO_2$, and fuel cell technologies. Investment on R&D has increased at an average annual rate of over 10% since fiscal 2000. We ended the year with 1,663 worldwide patents, an increase of 102 patents worldwide over last year. Modine is focused on the long-term commercialization of our intellectual property and research, and believes that these investments will result in new and next generation products and new technologies.

**Quality Improvement**

The Modine quality management system has been evolving steadily since its inception in 1996. As customer requirements and international quality standards have changed, the Modine quality management system has changed with them. Quality expectations have risen continuously and Modine is actively pursuing ways to meet those expectations. The establishment of Presidential Initiatives for scrap reduction, improvement of first pass yield, and awards for process improvements at manufacturing plants and corporate offices are ways to help meet those expectations. In the past year, five manufacturing plants have met the 40% improvement goal for first pass yield, bringing the total to ten; and three additional plants have met the goal for a 30% reduction in scrap, bringing the total on that initiative to eleven plants. Quality system registration is another area where customer expectations are increasing. International quality standards such as ISO 9000 and TS 16949 have been revised in recent years, and Modine is on target to have all facilities worldwide upgraded and registered to the newer standards by December 2004.

The value of the quality management system is evidenced by the improving results of the Company's ten quality indicators – metrics which reflect the various aspects of the quality system, such as customer rejects, warranty costs, and product test failures. Collectively, these indicators have shown a 28% improvement since the end of fiscal year 2001.

We have implemented the Modine quality management system at all sites globally to help ensure that customers receive the same high quality products and services from any Modine facility worldwide.

**Environmental, Health and Safety**

Modine continues the implementation of its Environmental Management System (EMS) with fifteen manufacturing facilities attaining certification to the internationally recognized ISO14001 standard. We are pursuing EMS implementation at our Original Equipment locations worldwide and expect certification to the ISO14001 standard at all those locations by the end of fiscal 2005. Our EMS has identified a number of opportunities for improving our environmental performance, and specific targets for improvement have been established at each certified location.

In fiscal 2004, Modine began a worldwide program for monitoring its environmental performance. This program tracks waste, air emissions and our consumption of electricity, water and fuels such as natural gas and propane. These standardized metrics were established to provide a baseline for the continued reduction of wastes, generation of fewer greenhouse gasses, and the introduction of more environmentally friendly production materials. Over the past year, Modine's North American locations recorded: a 10% decrease in fuel use; a 2% decrease in electricity use; and a 6% decrease in water use (all metrics normalized for sales). In addition, Modine has achieved a substantial 30% year-over-year reduction in the use of chemicals it has voluntarily targeted for elimination due to their potential environmental risks. These chemicals include certain solvents and lead compounds.

Modine's commitment to protecting the environment extends to reducing chemical releases as monitored by the United States Environmental Protection Agency's (USEPA's) Toxic Chemical Release Inventory program. The Company's U.S. locations decreased their reported chemical releases in five of the past six years, and recorded a 66% decrease from 2001 to 2002. Modine achieved a noteworthy 90% decline in reported chemical releases from 1996 to 2002, and has consistently performed better than the national average. Modine expects its 2003 results, which will be reported shortly, will reveal continued success in these areas.

Modine accrues for environmental remediation activities relating to past operations – including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as "Superfund", and under the Resource Conservation and Recovery Act (RCRA) - when it is probable that a liability has been incurred and reasonable estimates can be made. Although there are currently no known liabilities that might have a material effect on the Company's consolidated net assets, the USEPA has designated Modine as a potentially responsible party (PRP) for remediation of five waste disposal sites. These sites are as follows: Elgin Salvage (Illinois); N.L./Taracorp (Illinois); Interstate Lead (Alabama); H.O.D. Landfill (Illinois): and Alburn Incinerator/Lake Calumet Cluster (Illinois). These sites are not company-owned and allegedly contain wastes attributable to Modine from past operations. The Company's potential liability at these five sites is significantly less than the total site remediation costs because the percentage of material attributable to Modine is relatively low. These claims are in various stages of administrative or judicial proceedings and include recovery of past governmental costs and for future investigations and remedial actions. In three instances, Modine has not received, and may never receive, documentation verifying its involvement and/or its share of waste contributions to the sites. Additionally, the dollar amounts of the claims have not been specified.

At the N.L./Taracorp site, a settlement agreement was signed in January 2002 which included a $119,000 settlement assessment. On January 16, 2004, the USEPA published its notice of proposed settlement with the de minimis PRPs, including Modine.

In 1986, Modine executed a Consent Decree involving other PRPs and the Illinois EPA and paid $1,029 for its allocated share (0.1%) of the Alburn Incinerator, Inc. remediation costs. USEPA signed a Covenant Not to Sue in conjunction with the Consent Decree, but reserved its right to "seek additional relief" for any additional costs incurred by the United States at the site. On November 6, 2003, Modine received a General Notice of Liability from the USEPA requesting Modine's participation as a PRP for the performance of additional activities that the USEPA has determined, or will determine, required to restore the Alburn Incinerator Inc./Lake Calumet Cluster site. Modine responded to USEPA's letter stating that it would be willing to participate in settlement of the site remedial costs as a "micro de minimis PRP."

The Company accrues costs associated with environmental matters, on an undiscounted basis, when they become probable and reasonably estimable. As of March 31, 2004, 2003 and 2002, the Company had $119,000 accrued for all respective periods, in "accrued expenses and other current liabilities" on the consolidated balance sheet to cover cleanup activities, including remediation and legal costs at the N.L./Taracorp site. This accrual does not reflect any possible insurance recoveries but does reflect a reasonable estimate of cost sharing at multi-party sites. The Company expects to remit payment early in fiscal 2005. Costs anticipated for settlement of the Alburn Incinerator/Lake Calumet Cluster site cannot be reasonably defined at this time and have not been accrued. The costs to Modine, however, are not expected to be material at this site based upon Modine's relatively small portion of waste at just one of the three properties comprising the Lake Calumet Cluster.

An obligation for remedial activities may also arise at a Modine-owned facility due to past practices or as a result of a property purchase or sale. These expenditures most often relate to sites where past operations followed practices and procedures that were considered acceptable under then-existing regulations, but now require investigative and/or remedial work to ensure appropriate environmental protection. Three of the Company's manufacturing facilities currently have been identified as requiring soil and/or groundwater remediation. Environmental liabilities recorded as of March 31, 2004, 2003 and 2002 to cover the investigative work and remediation for sites in the United States and The Netherlands were $1.2 million, $1.0 million, and $0.8 million, respectively. These liabilities are recorded in the consolidated balance sheet in "accrued expenses and other current liabilities" and "other noncurrent liabilities." It is unlikely these remediation efforts will have a material effect on the Company's results of operations.

Emerging environmental regulations, as well as the Company's policy to continuously improve upon its environmental management programs, will require capital equipment expenditures over the coming years. For the fiscal year ending March 31, 2004, capital expenditures related to environmental projects were $0.5 million. Modine currently expects expenditures for environmentally related capital projects to be about $0.7 million in fiscal 2005.

Environmental expenses charged to current operations, including remediation costs, solid waste disposal, and operating and maintenance costs totaled approximately $2.5 million for the fiscal year ending March 31, 2004. Operating expenses of some facilities may increase during fiscal year 2005 because of environmental matters but the competitive position of the Company is not expected to change materially. Although some environmental costs may be substantial, the Company has no reason to believe such costs vary significantly from costs incurred by other companies engaged in similar businesses.

In terms of health and safety performance, the past year proved to be very successful for Modine. In fiscal 2003, our North American and European locations achieved a 41% and a 39% Recordable Incidence Rate (RIR) improvement, respectively. At calendar year-end 2003, 31 of 43 facilities finished below the General Industry RIR of 5.7, which includes not only manufacturing, but retail and commercial industries as well. Lost Time and Restricted Duty Incident Rates (LWDII) also improved by 48% throughout North America. Every operating division attained its annual corporate goal of a 20% reduction in RIR. Leading the way for the Company in incident rate improvement was the Harrodsburg, KY facility, which had an entire year without an OSHA recordable injury.

Another major accomplishment for the organization was the certification of the Harrodsburg, KY facility as a KY OSHA Voluntary Protection Program (VPP) site. The plant was only the ninth to be certified as a VPP site in that state and one of only two VPP sites to be certified in the U.S. for its particular SIC code. We continue to challenge our North American facilities to become Modine Safety STAR sites, which is a program modeled after Federal OSHA's VPP. In 2003, the Toledo, OH facility met the Modine STAR challenge and the West Kingston, RI facility was recognized with a Safety Merit Award for their excellent health and safety efforts. We expect more facilities to reach for the Safety STAR in 2004.

The Company continues to enhance its Health and Safety efforts through further program development. In fiscal 2005, a Corporate Ergonomics program will be implemented to focus the efforts of the Body Mechanics programs that began in 1998 at many of the North American facilities. The Ergonomics program is designed to eliminate musculoskeletal disorder-related injuries, often caused by repetitive motion activities or workstations that have been inadequately adapted to the employee. The new program will provide a consistent approach as well as the tools needed to take proactive measures to eliminate musculoskeletal disease hazards from the work environment. It will also encourage employee involvement as well as continue to use physical/occupational therapists from the local communities.

To further improve employee access to important health and safety information, computer kiosks are being installed in many of the North American locations to provide valuable training resources and key chemical information. The new Internet-based training will encourage learning and teach best safety practices to keep our employees safe and healthy. In addition, key chemical information will be provided through an electronic library of Material Safety Data Sheets that will offer details on all the chemicals used in the work environment. In conjunction with the electronic library, a safety call center will be provided to answer any chemical questions an employee may have.

**Quantitative and Qualitative Disclosures About Market Risk**

In the normal course of business, Modine is subject to exposure from changes in foreign exchange rates, interest rates, credit risk, economic risk and commodity price risk.

***Foreign Currency Risk:*** Modine is subject to the risk of changes in foreign currency exchange rates due to its operations in foreign countries. Modine has manufacturing facilities in Mexico, Taiwan, and throughout Europe. It also has equity investments in companies located in France, Japan and Brazil. In addition, with the recently announced proposed acquisition of the Automotive Climate Control Division of WiniaMando Inc., expected to be completed by mid-summer 2004, Modine will also have foreign currency risk at facilities located in South Korea and China. Modine sells and distributes its products throughout the world. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company manufactures, distributes and sells its products. The Company's operating results are primarily exposed to changes in exchange rates between the U.S. dollar and the European currencies, primarily the euro. Changes in foreign currency exchange rates for the Company's foreign subsidiaries reporting in local currencies are reported as a component of shareholders' equity. The Company's favorable foreign currency translation adjustments recorded in fiscal 2004 and 2003 were $28.5 million and $20.5 million, respectively. As of March 31, 2004 and 2003, the Company's foreign subsidiaries had net current assets (defined as current assets less current liabilities) subject to foreign currency translation risk of $73.7 million and $79.2 million, respectively. The potential decrease in the net current assets from a hypothetical 10% adverse change in quoted foreign currency exchange rates would be approximately $7.4 million and $7.9 million, respectively. This sensitivity analysis presented assumes a parallel shift in foreign currency exchange rates. Exchange rates rarely all move in the same direction relative to the U.S. dollar. This assumption may overstate the impact of changing exchange rates on individual assets and liabilities denominated in a foreign currency.

The Company has certain foreign denominated long-term debt obligations that are sensitive to foreign currency exchange rates. The following table presents the future principal cash flows and weighted average interest rates by expected maturity dates. The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. The carrying value of the debt approximates fair value. As of March 31, 2004, the foreign denominated long-term debt matures as follows:

| YEARS ENDING MARCH 31 (DOLLARS IN THOUSANDS) | 2005 | 2006 | 2007 | 2008 | 2009 | THEREAFTER | TOTAL |
|---|---|---|---|---|---|---|---|
| Fixed rate (euro) | $3,024 | $65,227 | $3,711 | $3,711 | $3,711 | $5,525 | $84,909 |
| Average interest rate | 5.44% | 5.15% | 4.06% | 4.06% | 4.06% | 4.06% | — |

***Interest Rate Risk:*** Modine's interest rate risk policies are designed to reduce the potential volatility of earnings that could arise from changes in interest rates. The Company utilizes a mixture of debt maturities together with both fixed-rate and floating-rate debt to manage its exposure to interest rate variations related to its borrowings. The Company has not entered into any interest rate derivative instruments. The following table presents the future principal cash flows and weighted average interest rates by expected maturity dates. The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. The carrying value of the debt approximates fair value. As of March 31, 2004, long-term debt matures as follows:

| YEARS ENDING MARCH 31 (DOLLARS IN THOUSANDS) | 2005 | 2006 | 2007 | 2008 | 2009 | THEREAFTER | TOTAL |
|---|---|---|---|---|---|---|---|
| Fixed rate (euro) | $3,024 | $65,227 | $3,711 | $3,711 | $3,711 | $5,525 | $84,909 |
| Average interest rate | 5.44% | 5.15% | 4.06% | 4.06% | 4.06% | 4.06% | — |
| Variable rate (U.S.$) | — | — | — | $3,000 | — | — | $3,000 |
| Average interest rate | — | — | — | 1.17% | — | — | — |

***Credit Risk:*** Credit risk is the possibility of loss from a customer's failure to make payment according to contract terms. The Company's principal credit risk consists of outstanding trade receivables. Prior to granting credit, each customer is evaluated, taking into consideration the borrower's financial condition, past payment experience and credit information. After credit is granted, the Company actively monitors the customer's financial condition and developing business news. Approximately 54% and 52% of the trade receivables balance as of March 31, 2004 and 2003, respectively, were concentrated in the Company's top ten customers. Modine's history of incurring credit losses from customers has not been material, and the Company does not expect that trend to change.

***Economic Risk:*** Economic risk is the possibility of loss resulting from economic instability in certain areas of the world or significant downturns in markets that the Company supplies. For example, traditionally, significant rises in oil prices have had an adverse effect on many markets the Company serves. If oil prices continue to rise and remain at high levels, they may negatively impact the economic recovery that the Company is currently experiencing, particularly in the truck and off-highway markets.

With respect to international instability, the Company continues to monitor economic conditions in the United States and elsewhere. In particular, the Company monitors conditions in Brazil and the effect on the Company's $15.9 million net investment in its 50 percent-owned affiliate. During fiscal 2004, the Brazilian real has strengthened against the U.S. dollar by approximately 20%. Going forward, the Company will focus more intently on conditions in Asia as we complete the announced, planned acquisition of the ACC Division of WiniaMando Inc., which has operations in South Korea and China. As Modine expands its global presence, we also encounter risks imposed by potential trade restrictions, including tariffs, embargoes and the like. We continue to pursue non-speculative opportunities to mitigate these economic risks, and capitalize, when possible, on changing market conditions.

The Company pursues new market opportunities after careful consideration of the potential associated risks and benefits. Successes in new markets are dependent upon the Company's ability to commercialize its investments. Current examples of new and emerging markets for Modine include those related to EGR, $CO_2$, and fuel cell technology. Modine's investment in these areas is subject to the risks associated with business integration, technological success and market acceptance.

***Commodity Price Risk:*** The Company is dependent upon the supply of certain raw materials and supplies in the production process and has, from time to time, entered into firm purchase commitments for copper, aluminum alloy, and natural gas. The Company does not generally use forward contracts to hedge against changes in certain specific commodity prices of the purchase commitments outstanding. The Company does maintain agreements with certain original equipment customers to pass through certain material price fluctuations in order to mitigate the commodity price risk.

### Hedging and Foreign Currency Exchange Contracts

On a limited basis, Modine enters into foreign exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 20 of the 2004 consolidated financial statements for additional details.


SALES BY MARKET
(Fiscal Year 2004)
Cars & Light Trucks 33%
Medium & Heavy Trucks 20%
Aftermarket 18%
Off-Highway Equipment 10%
Industrial Equipment 9%
Building HVAC 6%
Electronics 3%
Miscellaneous 1%


SALES BY PRODUCT
(Fiscal Year 2004)
Modules/Packages 27%
Radiators 22%
Oil Coolers 15%
Charge-Air Coolers 10%
Vehicular Air Conditioning 7%
Building HVAC 6%
EGR Coolers 6%
Electronics 3%
Miscellaneous 4%

### Sales

Sales of $1.2 billion, for the fiscal year ended March 31, 2004, including a favorable foreign currency exchange impact of $70.3 million, are discussed in detail in the Segment Results section of Management's Discussion and Analysis.

For the fiscal year ended March 31, 2003, sales were $1.09 billion, up $22.9 million or 2% from fiscal 2002. Foreign currency translation had a favorable impact of $34.3 million, primarily due to a stronger euro-to-U.S. dollar relationship from the previous year. Without the currency impact, worldwide sales declined in fiscal 2003 by $11.4 million. Sales to U.S. customers accounted for 53% of the total sales, while exports from the U.S. and sales from Modine's foreign locations accounted for the other 47%. Sales to Modine's top ten customers accounted for 54% of the Company's total sales. Sales in the Original Equipment markets grew by $12.4 million, or 3%. Higher sales in the automotive market and light, medium and heavy-duty truck markets were offset in part by lower sales in the original equipment off-highway and industrial markets. In the Distributed Products segment, sales declined by $28.5 million, or 8%, due primarily to lower sales to the automotive aftermarket and a continuing decline in sales to the semi-conductor and telecommunication markets. The European Operations segment grew by $32.2 million, or 11% from the prior year. Positive foreign currency translation accounted for $29.7 million of this increase with volume increases in the passenger car and light truck markets being partially offset by a volume decline in the heavy-duty markets.

For the fiscal year ended March 31, 2002, sales were $1.07 billion, down $45.9 million or 4% from the prior year. Foreign currency translation had an unfavorable impact of $9.6 million, primarily due to a stronger euro-to-U.S. dollar relationship when compared to the prior year. Without the currency exchange impact, total worldwide sales declined by $36.3 million in fiscal 2002. Sales to U.S. customers were 53% of the total sales, while exports from the U.S. and sales from Modine's international locations accounted for the other 47%. Sales to Modine's top ten customers accounted for 51% of the Company's total sales. Sales in the Original Equipment markets fell $10.3 million or 2%. Lower sales in several markets, including the heavy-duty truck, construction, and industrial markets were partially offset by higher sales to the automotive market. Distributed Products segment sales were down $43.5 million or 10%, due to lower automotive aftermarket sales and a significant decline in sales to the electronics markets due to a dramatic fall-off in the semi-conductor and telecommunications equipment industries. The European Operations segment registered less than a 1% decline in overall sales. Lower volumes in the off-highway market and unfavorable currency translation effects offset improved sales volume, in local currency, recorded by the OEM-automotive market.

### Gross Profit

The current year gross profit of $293.1 million declined to 24% of sales from $272.7 million or 25% of sales in the previous year. Higher material costs as a percent of sales were a large factor in accounting for the year over year overall decline in gross profit margin while labor and manufacturing overhead declined as a percent of sales. The growth in material costs as a percent of sales can be attributed to an increase in the metal market prices, which occurred in the latter part of the year, continuing pricing pressures from customers, and greater purchased component content in products being sold. Start-up costs incurred in developing new business programs and product launches contributed as well to the lower gross profit margins. Also affecting gross profit were $4.3 million in warranty costs associated with product performance issues with two customers, one in Europe and one in North America. Certain product scope change costs of $2.4 million with the same North American customer also played a part in contributing to the gross profit margin reduction. Gross profit in dollars, similar to last year, grew in the Original Equipment and European Operations segments while continuing to decline in the Distributed Products segment.

In fiscal 2003, gross profit of $272.7 million increased to 25% of sales from $258.9 million or 24% of sales in fiscal 2002. Higher sales volumes, better asset utilization and cost reductions, many generated by the restructuring actions initiated the previous year, were the most significant factors contributing to the improvement in fiscal 2003. Gross profit, in absolute dollars, was up in both the Original Equipment and European Operations segments while the Distributed Products segment showed a decline for the year.

In fiscal 2002, gross profit of $258.9 million declined to 24% of sales from $291.8 million or 26% of sales in the preceding year. Lower sales volumes, significant pricing pressures, increasing purchased component content, and closure costs outside of the restructuring all contributed to the lower return. Included in gross profit was a $4.2 million benefit from a reduction in workers' compensation insurance reserves as a result of the Company's improving experience. Gross profit, in dollars, was down all across the Company, reflecting the weakened worldwide economies, except for the North American automotive market, where the Company was able to gain additional business.

### Selling, General, and Administrative (SG&A) Expenses

In fiscal 2004, selling, general and administrative (SG&A) expenses rose by $22.0 million to $243.2 million. As a percentage of sales, SG&A remained at 20% when compared to the prior year. Higher compensation and related benefit costs, increased research and development costs, and higher depreciation were some of the larger factors contributing to the overall increase shown. The significant strengthening of the euro against the U.S. dollar in the current fiscal year also unfavorably impacted SG&A.

In fiscal 2003, SG&A expenses grew by $0.7 million to $221.2 million. As a percentage of sales, SG&A declined to 20% from 21% in the prior year. Higher compensation and related benefit costs together with increased research and development costs were partially offset by the elimination of goodwill amortization as prescribed under SFAS No. 142, lower advertising and sales promotion costs, and a reduction in the provision for doubtful accounts.

For fiscal 2002, SG&A expenses dropped $7.7 million to $220.5 million, but increased to 21% of sales from 20% in the prior year. Reductions in compensation and related benefit costs, along with lower sales promotion and distribution costs, more than offset the $3.4 million in Thermacore acquisition costs and increases in depreciation and amortization, research and development expenditures, and a higher bad debt expense level.

### Restructuring Charges

In fiscal 2004, Modine recorded $0.1 million in income as the Company's restructuring activities initiated in 2002 were completed. The positive adjustments to restructuring costs were the result of certain lease payments that were forgiven and other personnel costs for which the estimates varied marginally from the final amounts paid.

In fiscal 2003, Modine recorded $1.6 million in income from adjustments made to the initial restructuring estimates to reflect lower than anticipated post-closing and other miscellaneous expenses. These changes were due in part to two of the facilities identified in the restructuring plan being sold or rented earlier than originally anticipated.

In the third quarter of fiscal 2002, the Company initiated a restructuring plan to reduce costs and increase future operating efficiency. Charges of $7.5 million were recognized for plans to close manufacturing facilities in North America and Europe and for other personnel reductions in both areas.

### Income from Operations

Income from operations in fiscal 2004 of $50.1 million decreased by $3.0 million from the prior year. Improved volume and the favorable effect of $7.3 million from currency changes, primarily the stronger euro to U.S. dollar, was more than offset by $13.4 million in higher SG&A costs, excluding currency effects of $8.6 million, during the year.

Income from operations in fiscal 2003 of $53.1 million increased $22.2 million from the previous year. Higher gross profit together with the $9.1 million favorable change in year-over-year restructuring costs were the main factors leading to the improvement shown for the year.

Income from operations in fiscal 2002 of $30.9 million declined $32.7 million from the preceding year. The reduction in gross profit discussed above carried down to operating income as the $7.7 million reduction in SG&A expense was offset by the $7.5 million restructuring charge.

**Interest Expense**

Interest expense of $5.4 million for 2004 was down $0.6 million from last year. Continuing favorable interest rates and lower average debt outstanding during the year were the main reasons for the reduction.

Interest expense of $6.0 million for 2003 was down $1.8 million from fiscal 2002. Lower borrowing levels and more favorable interest rates were the primary reasons for the decline.

For fiscal 2002, interest expense of $7.8 million was down $1.0 million from the preceding year. Reduced levels of short-term borrowing and lower interest rates provided the benefit, which was partially offset by a $1.5 million reduction in the amount of interest capitalized.

**Other Income, Net**

Other income in the current year increased by $11.1 million. A year-over-year increase of $6.0 million in income recorded from the sale of property, plant, equipment and business was the largest factor influencing the change. The increase was mainly the result of three plant sales in the current year, two of which were closed pursuant to the restructuring that was announced in 2002. This was in contrast to the $1.7 million loss recorded on the sale of the Company's Canadian subsidiary in 2003. In addition, royalty income increased by $3.4 million primarily due to higher royalty payments received from licensees of the Company's heat transfer technology for the power generation industry, a portion of which represented payments for royalties in arrears. The Company has now completed all activities associated with the restructuring announced in 2002.

In fiscal 2003, other income decreased by $9.1 million. A year-over-year reduction of $7.7 million in gains recorded from the sale of property, equipment and business was the main factor leading to the decrease shown. In addition, a $1.7 million loss on the sale of the Company's Canadian subsidiary was recognized in fiscal 2003. A reduction in royalty income from licensees was also responsible for a $2.2 million reduction in other income. Approximately $1.9 million of the reduction was from three Japanese companies that previously had been making royalty payments for the use of the Company's *PF* technology.

In fiscal 2002, other income increased by $4.5 million to $12.7 million. The increase was primarily the result of a $3.5 million gain on the sale of one of the Company's aircraft and the disposal of some excess real estate.

**Provision for Income Taxes**

The effective tax rate from continuing operations for fiscal 2004 declined by 1.1 percentage points to 36.5%. This percentage decrease over the preceding year relates to favorable foreign-tax-rate differentials with respect to foreign tax rates, and the related income mix in those foreign jurisdictions, and a reduction in state income taxes, offset by an increase in the valuation allowance related to certain foreign tax loss carryforwards.

The effective tax rate for fiscal 2003 attributable to earnings before income taxes and the cumulative effect of accounting change decreased by 4.2 percentage points to 37.6%. The lower rate is the result of year-over-year changes with respect to non-deductible costs associated with goodwill amortization and non-deductible costs incurred in the acquisition of Thermacore in fiscal 2002.

The effective tax rate for fiscal 2002 rose by 2.7 percentage points to 41.8%. This percentage increase over the preceding year was influenced by upward pressure from nondeductible costs associated with the acquisition of Thermacore and increased nondeductible goodwill amortization, offset by downward pressure from foreign tax rate differentials.

**Earnings Before the Cumulative Effect of Accounting Change**

Earnings before the cumulative effect of the accounting change in the current year of $40.4 million, or $1.19 per diluted share, were $6.0 million higher than 2003 earnings of $34.4 million, or $1.02 per diluted share. Improved earnings in the Original Equipment and European Operations segments, together with higher non-operating income, were offset in part by higher administrative and research and development expenses.

Earnings before the cumulative effect of the accounting change in fiscal 2003 of $34.4 million were $11.1 million higher than reported fiscal 2002 earnings of $23.3 million. On a per-share basis before the cumulative effect of the accounting change, diluted earnings per share were $1.02 per share in fiscal 2003, a $0.32 increase over the fiscal 2002 diluted earnings per share of $0.70. Cost improvements from the restructuring initiative started in November 2001, improved gross margins in two business segments, discontinuance of goodwill amortization, lower restructuring charges, no acquisition costs in the current year, and lower interest expense were all items contributing to the earnings improvement before the accounting change.

**Cumulative effect of accounting change**

In fiscal 2003, the Company recorded a $21.7 million after-tax goodwill impairment charge to earnings for its aftermarket business unit. This charge resulted from the transitional impairment testing required under SFAS No. 142 "Goodwill and Other Intangible Assets."

**Net earnings**

Net earnings for the current year grew to $40.4 million ($1.19 per diluted share) from $12.7 million ($0.38 per diluted share) in the prior year. Earnings as a percent of sales rose to 3.4% of sales from 1.2% last year. In fiscal 2003, an after-tax goodwill impairment charge of $21.7 million was recorded and negatively affected net earnings. Impacting current year earnings, on an after-tax basis, were favorable currency exchange rates, primarily the euro-to-U.S. dollar, that contributed $4.7 million to net earnings and non-operating after-tax gains of $1.5 million recorded from three plant sales, and $2.2 million in higher after-tax royalty income. Among the items adversely affecting net earnings were higher after-tax pension and post-retirement costs of $1.8 million and $1.3 million in accelerated pension and other compensation costs associated with the retirement of the Company's former Chairman in fiscal 2004. Program scope change costs, after tax, of $1.5 million with a large customer in North America and higher after-tax warranty costs of $2.6 million incurred as a result of some product performance issues with two customers, one in Europe and one in North America, negatively impacted net earnings as well. Return on average shareholders' equity (ROE) increased almost 5% for the year.

Net earnings in fiscal 2003 declined to $12.7 million ($0.38 per diluted share) from $23.3 million ($0.70 per diluted share) in the previous year. Net earnings also declined to 1.2% as a percent of sales. ROE dropped to 2% for the year. The major factor influencing the decrease in reported earnings was the $21.7 million, net of taxes, goodwill impairment charge recorded by the Company's aftermarket business unit. Continued competitive pressures in the aftermarket and depressed conditions in the electronics market diminished the improved results in markets served by the Original Equipment and European Operations business segments.

Net earnings in fiscal 2003 included the after-tax impact of the $21.7 million cumulative effect of the accounting change, $0.8 million in restructuring and other closure costs and $1.0 million of losses generated from the sale of the Company's Canadian subsidiary and Knoxville, Tennessee manufacturing plant. Similarly, net income in fiscal 2002 included $8.7 million in restructuring charges and plant closure costs, $4.0 million in favorable accrual adjustments to workers' compensation, $3.1 million in Thermacore acquisition costs, $4.6 million in goodwill amortization and a $1.9 million gain from the sale of a Company aircraft.

Net earnings declined 55% in fiscal 2002 to $23.3 million ($0.70 per diluted share) from $51.8 million ($1.58 per diluted share) in the prior year. ROE slipped to 5% and net earnings as a percent of sales to 2%. Reductions in SG&A expense, additional North American automotive business and the favorable impact on the workers' compensation liabilities and the aircraft sale were more than offset by the lower sales volumes, pricing pressures, increased purchased component content, and the restructuring and other closure costs.

Net earnings in fiscal 2002 included the after-tax effects of $8.7 million of restructuring and other closure costs, $3.1 million in Thermacore acquisition costs, the reduction in the workers' compensation accrual of $4.0 million and the $1.9 million gain on the aircraft sale.

**Current Assets**

Cash and cash equivalents decreased by $4.8 million to $72.4 million. Details of the sources and uses of funds can be found in the Net Cash Provided by Operating Activities section of Management's Discussion and Analysis.

Trade receivables, net of allowances for doubtful accounts, at $180.2 million, were up $18.8 million from one year ago. The primary reason for the increase was related to the year-over-year fourth quarter sales growth of $48.4 million coming primarily from the European Operations and Original Equipment (North America) segments. Also contributing to the increase was the stronger euro in relation to the U.S. dollar, accounting for $9.2 million in the current year. Days sales outstanding were reduced by three days from the previous year as management continued to focus its efforts on improving working capital utilization.

Inventory levels grew by $5.6 million in the current fiscal year to $136.4 million. The stronger euro in relation to the U.S. dollar was the main reason for $4.9 million of the increase over the prior year. Higher inventory levels in the Original Equipment segment were offset in part by reductions in the Distributed Products segment. Inventory turns increased to 7.2 from 6.4 the prior year-end even though overall U.S. dollar levels increased for the year.

Deferred income taxes and other current assets grew by $5.3 million to $53.3 million. The largest item contributing to the change was the addition of a $4.3 million insurance claim relating to a warranty matter with a customer in Europe. In addition, increases occurred in unbilled customer tooling, value added tax receivables, and royalty receivables. These items were offset in part by the reduction of income tax prepayments.

The current ratio of 2.1-to-1 decreased from last year's 2.2-to-1. Net working capital increased $5.0 million to $229.1 million. Major items influencing the change were higher trade receivables, inventories, and other current assets, together with a reduction in the current portion of long-term debt. These were offset in part by lower cash, together with an increase in accounts payable, accrued compensation and employee benefits, income taxes payable, and other current liabilities.

**Noncurrent Assets**

Net property, plant, and equipment of $397.7 million increased by $36.1 million in fiscal 2004. Capital spending of $72.5 million exceeded depreciation expense by $13.1 million. Foreign currency translation during the year contributed the majority of the remaining increase. Major additions during the year included continued expenditures related to a new assembly facility opened November 21, 2003 in Wackersdorf, Germany to service new and existing programs with BMW, and continued work on the three-phase investment in Bonlanden, Germany for the new European headquarters, Technical Center, and wind tunnel facilities. Also included in the capital expenditure total were tooling and other new equipment purchases primarily supporting the North American truck and automotive markets.

Equity investments in affiliates of $28.1 million increased $5.7 million in the current year. A $2.7 million foreign-currency translation increase recorded by the Company on its 50% equity investment in Radiadores Visconde, Ltda., in Brazil was the major factor leading to the overall increase for the year. Also contributing to the increase was a $0.9 million favorable foreign-currency translation recorded by the Company on its 41% equity investment in Constructions Mechaniques Mota, S.A., in France. An item reducing the overall investment balance was an annual dividend from Nikkei Heat Exchanger Co., Ltd. (NEX), in Japan in the current year, which was offset by the favorable foreign-currency translation recorded related to the NEX equity investment. Positively impacting the investment balance were equity earnings of $2.4 million recorded in fiscal 2004.

Goodwill at $32.6 million was $1.0 million higher than the previous year. The change for the year resulted from foreign currency translation.

Other intangible assets of $3.8 million were $0.7 million lower than last year, as a result of a decrease in the intangible pension asset of $0.4 million and amortization expense for the year of $0.3 million.

Deferred charges and other noncurrent assets of $74.6 million increased $1.3 million over the prior period. The net increase was primarily the result of continued recognition of the change in deferred pension assets of $1.5 million. In addition, a decrease in deferred tax assets of $0.8 million was offset in part by an increase in long-term note receivables of $0.5 million.

**Current Liabilities**

The current portion of long-term debt, totaling $3.0 million, decreased by $9.7 million from the prior year. The primary reason for the reduction was a $9.8 million payment of the remaining balance due on the Radiadores Visconde, Ltda. equity investment. The remaining changes resulted from scheduled repayments, offset by reclassifications from long-term debt to debt due within a year and foreign currency translation.

Accounts payable increased by $14.9 million to $108.4 million. Variations in the timing of purchasing activities and the related payments were the main contributors to the overall increase. The stronger euro in relation to the U.S. dollar also contributed $4.3 million of the change compared to the prior year.

Accrued compensation and other employee benefits increased by $5.3 million to $52.9 million. The main reasons for the increase include the stronger euro in relation to the U.S. dollar of $2.7 million and timing of payments for accrued compensation.

Accrued income taxes increased by $4.8 million to $12.2 million. The major reason for the increase is timing differences in making estimated payments. In addition, the stronger euro in relation to the U.S. dollar contributed $1.1 million to the increase.

Accrued expenses and other current liabilities grew by $4.7 million to $36.7 million. Warranty accruals increased by $7.8 million and was the main factor influencing the increase. The principal reason for the increase was an agreement reached during the year with a European original equipment customer concerning a product performance issue. Interest payable decreased by $2.3 million, primarily related to interest that became due in conjunction with the final debt payment for the Radiadores Visconde, Ltda. equity investment.

**Noncurrent Liabilities**

Long-term debt decreased by $13.7 million to $84.9 million at year-end. The net reduction in long-term debt consists of discretionary payments of $18.0 million in the United States and $2.3 million in Europe, the reclassification of certain debt due within twelve months, and offsetting foreign currency translation as the euro strengthened against the U.S. dollar during the fiscal year, thereby increasing the U.S. dollar value of euro-denominated borrowings.

As a percent of shareholders' equity, long-term debt was 14.5% at year-end. Total debt-to-capital was 13.0%, down 4.3 percentage points from the end of fiscal 2003.

Other non-current liabilities at $51.7 million were $0.5 million higher than last year. The change is primarily the result of an increase in recorded pension liabilities of $1.6 million for the year. In addition, $0.9 million was reclassified to other current liabilities for items that will be paid within the next fiscal year.

**Shareholders' Equity**

Total shareholders' equity of $586.5 million increased $56.2 million over the prior period. The major changes were in retained earnings, accumulated other comprehensive income/(loss), and common stock and additional paid-in-capital as a result of stock transactions. Retained earnings increased by $21.8 million from the prior year. Net earnings added $40.4 million during the year while dividend payments reduced retained earnings by $18.7 million. Common stock and related paid-in-capital increases for the year totaled $6.8 million. This increase resulted from common shares issued to satisfy stock options exercises and stock awards granted during the year.

Accumulated other comprehensive income of $10.0 million increased $28.7 million over the prior year. The most significant component was the foreign currency translation adjustment, which increased by $28.5 million. Gains from the euro strengthening against the U.S. dollar during the year and translation gains recorded on the Company's equity investment in its Brazilian affiliate were partially offset by the unfavorable foreign currency effects on the Company's foreign-denominated borrowings.

In fiscal 2004, the treasury stock activity consisted of purchases and stock award forfeitures, totaling $0.4 million or 17,000 shares. In addition, 321,000 new shares of common stock were issued to satisfy stock option exercises and stock awards granted. The Company is not currently utilizing treasury shares for employee stock-purchase plans. The number of shares of common stock outstanding at year-end increased to 34,077,000 shares.

In fiscal 2003, the treasury stock activity consisted of offsetting purchases and uses, each totaling $1.1 million or 45,000 shares. As in the past, treasury shares were used to satisfy requirements for stock option exercises. In addition, 302,000 new shares of common stock were issued to satisfy stock option exercises, stock awards granted, and employee stock-purchase plans. The number of shares of common stock outstanding at year-end increased to 33,773,000 shares.

During fiscal 2002, $1.3 million was expended to acquire 46,000 treasury shares while $17.9 million of treasury stock (586,000 shares) was used to satisfy requirements for stock options and employee stock-purchase plans. In addition, 80,000 new shares of common stock were issued to satisfy stock option exercises and employee stock-purchase plans. In April 2001, 3,327,000 common shares were issued in conjunction with the pooling transaction with Thermacore International, Inc. The number of shares of common stock outstanding at March 31, 2002 increased to 33,471,000 shares.

Book value per share increased 10%, or $1.51, during fiscal 2004 to $17.21.

**Net Cash Provided by Operating Activities**

Net cash provided by operating activities in fiscal 2004 was $107.2 million, down $6.1 million from the prior year of $113.3 million. Major positive influences contributing to the overall change were higher net earnings of $27.8 million, an increase in depreciation and amortization of $6.6 million and a reduction in inventory, year-over-year, of $4.0 million. These changes were more than offset by a year-over-year increase in accounts receivable of $19.2 million this year as a result of higher sales volumes, a $22.8 million goodwill impairment non-cash charge taken last year as a result of the cumulative effect of an accounting change, and a $5.5 million year-over-year change in (gains)/losses from the disposition of property, plant and equipment and the sale of a business in the prior year.

Net cash provided by operating activities in fiscal 2003 was $113.3 million, down $18.1 million from the prior year record of $131.4 million. Major items contributing to the overall change were lower earnings after the cumulative effect of the accounting change, increased inventories compared to a significant reduction in the prior year and lower non-cash restructuring charges. These items were offset in part by the non-cash expense of $22.8 million from the cumulative effect of an accounting change upon adoption of SFAS No. 142, increases in deferred income taxes and non-cash losses reported on the disposition of property, plant, and equipment.

Net cash provided by operating activities in fiscal 2002 was a record $131.4 million, up $5.6 million from the prior year. Major items contributing to the overall change were the reduced working-capital requirements as a result of the Company's continued programs in this area, higher non-cash depreciation and amortization adjustments, that were partially offset by lower earnings. Working-capital requirements included a non-cash restructuring charge of $5.6 million. Further details regarding restructuring charges recorded in fiscal 2002 can be found in Note 14 to the fiscal 2004 consolidated financial statements.

**Capital Expenditures**

Capital expenditures for fiscal 2004 were $72.5 million, $22.0 million higher than the prior year. Major areas of capital spending included: continued spending on a new assembly plant in Wackersdorf, Germany to supply BMW programs; on-going expenditures for the wind tunnel, new Technical Center and administration building in Bonlanden, Germany; and costs associated with the purchase of new equipment and tooling for new customer programs and process improvements at Company facilities around the globe. North American additions were $25.7 million and European additions totaled $46.8 million. The Company anticipates completing the expenditures relating to the new assembly plant in Wackersdorf, Germany and the ongoing expenditures described above in Bonlanden and does not anticipate the need for additional capital expenditures for other newly constructed facilities during fiscal 2005. The Company anticipates that it will continue to incur capital expenditures for new equipment, supplier-specific tooling and process improvements at existing facilities throughout the world. These expenditures are expected to be in line with depreciation expense for fiscal 2005.

Capital expenditures for fiscal 2003 were $50.5 million, $14.7 million higher than the prior year. Major areas of capital spending included: a new assembly plant under construction in Europe to supply BMW programs; continued expenditures for the new Technical Center and administration building in Europe; and costs associated with the purchase of new equipment and process improvements throughout the world.

Capital expenditures for fiscal 2002 were $35.8 million, $37.1 million lower than the prior year, a direct result of management's initiative to reduce capital spending. Major areas of capital spending included: on-going construction and equipment costs of a new Technical Center in Europe; continued production and administrative facility expansion in Europe; and costs associated with the purchase of equipment and tooling for new customer programs.

**Proceeds from the Sale of Business and Disposition of Assets**

During fiscal 2004, Modine received $ 4.8 million in proceeds from the disposition of assets that included the sales of its facilities located in St. Paul, Minnesota for $2.0 million, LaPorte, Indiana for $1.3 million, Strongsville, Ohio for $0.8 million, and $0.7 million on the sales of other equipment.

During fiscal 2003, Modine received proceeds of $2.0 million from the sale of its wholly owned Canadian aftermarket subsidiary, Modine of Canada, Ltd. In addition, the Company received $3.1 million in proceeds from the disposition of other assets that included the sale of its facility located in Knoxville, Tennessee for $2.3 million and various equipment related to the restructuring plan announced in fiscal 2002.

**Changes in Debt: Short- and Long-Term**

In fiscal 2004, Company debt decreased $33.9 million, due to repayments of long-term debt consisting of $18.0 million on the existing bank revolver and $0.5 million related to the fiscal 1999 acquisition of Core Holdings, Inc., $9.8 million representing the Company's final payment for its 50% share purchase, in fiscal 1999, of Radiadorès Visconde Ltda. in Brazil, and $5.6 million in scheduled payments and early repayments of European debt. Improved operating efficiencies resulting in higher net earnings allowed for the reduction of outstanding debt. During fiscal 2005, the Company expects to finance the acquisition of the ACC Division of WiniaMando Inc. through a draw down of excess cash and utilization of existing credit lines.

In fiscal 2003, Company debt decreased $55.8 million, due to repayments of $55.0 million of long-term debt and all outstanding short-term debt. Improved working capital and closely monitored capital-expenditure requirements allowed for the reduction of outstanding debt. In April 2002, Modine entered into a new $150.0 million multi-currency, revolving credit facility. Initially, $64.0 million was borrowed against this new facility and used to pay down existing debt. See Note 18 to the fiscal 2004 consolidated financial statements for further detail.

In fiscal 2002, Company debt decreased $29.2 million, primarily due to discretionary repayments of $26.5 million of short-term debt and $2.7 million of long-term debt. Lower working capital and capital-expenditure requirements allowed for the reduction of outstanding debt. Total debt assumed as part of the Thermacore acquisition was $14.0 million. The majority of the debt assumed was refinanced with available lines of credit at more favorable interest rates.

**Treasury Stock**

Treasury stock activity is detailed in the Shareholders' Equity section of Management's Discussion and Analysis, with additional detail provided in Note 23 to the fiscal 2004 consolidated financial statements.

**Dividends Paid and Shareholders' Rights Redemption**

Dividends for fiscal 2004 totaled $18.7 million, or 55 cents per share. This is an increase of 5 cents per share over the previous year and includes a full year at the 13.75 cents quarterly rate, which was effective in the first quarter of fiscal 2004. Dividends for fiscal 2003 totaled $16.8 million, or 50 cents per share. This is a decrease of 37.5 cents per share over the previous year and includes a full year at the 12.5 cents quarterly rate, which was effective in the fourth quarter of fiscal 2002. Dividends for fiscal 2002 totaled $29.0 million, or 87.5 cents per share. This is a decrease of 12.5 cents per share over the previous year and includes one quarterly dividend at the reduced rate of 12.5 cents per quarter.

The Shareholder Rights Plan ("Poison Pill") was terminated during fiscal 2003 by redeeming the rights through a cash payment of $.0125 per share, or $0.4 million. See Note 24 to the 2004 consolidated financial statements for further detail.

**Liquidity**

The primary sources of liquidity are cash flow from operating activities and borrowings under committed and uncommitted lines of credit provided by banks in the United States and abroad. The Company expects to meet its future operating, capital expenditure and strategic business opportunity costs primarily through a combination of these sources.

Over the past four years, cash flows from operating activities have exceeded $100 million. As a result, the balance sheet and financial position continues to strengthen, providing the Company with the ability to pursue growth opportunities while preserving financial flexibility. The Company expects cash flows to remain strong in fiscal 2005. Working capital continues to be a key management focus. Compared with the prior year, days sales outstanding decreased three days to 49 days and inventory turns increased from 6.4 to 7.2.

Cash decreased $4.8 million to $72.4 million at fiscal 2004 year-end. At the same time, total debt decreased $23.3 million to $87.9 million. The Company expects to make scheduled debt repayments in fiscal 2005 with internally generated funds.

The ratio of Modine's total debt to capital was 13% at the end of 2004 compared to 17% at the end of 2003. The improvement reflects the decrease in debt levels in excess of the increase in shareholders equity in fiscal 2004.

In April 2002, Modine entered into a $150 million multi-currency, revolving credit facility. Upon request to the agent bank, an additional $50 million is available on this revolver. Worldwide, Modine had approximately $213 million in unused lines of credit at March 31, 2004. See Note 18 to the fiscal 2004 consolidated financial statements for further detail.

The pending acquisition of the ACC Division of WiniaMando Inc. in South Korea, scheduled to close mid-summer 2004, will be financed through a draw down of excess cash and utilization of existing credit lines. The estimated purchase price is $88 million, including $83 million in cash plus the assumption of certain long-term liabilities. Management believes it is positioned to provide the necessary financial resources to take advantage of additional potential strategic business opportunities in fiscal 2005.

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of March 31, 2004.

**Contractual Obligations**

| MARCH 31, 2004 (IN THOUSANDS) | TOTAL | LESS THAN 1 YEAR | 1-3 YEARS | 4-5 YEARS | AFTER 5 YEARS |
|---|---|---|---|---|---|
| Long-term debt | $ 87,909 | $ 3,024 | $68,938 | $10,422 | $ 5,525 |
| Operating leases | 23,197 | 7,896 | 9,581 | 4,144 | 1,576 |
| Capital expenditure commitments | 34,563 | 34,563 | – | – | – |
| Other long-term obligations | 4,257 | 45 | 91 | 91 | 4,030 |
| Total contractual obligations | $149,926 | $45,528 | $78,610 | $14,657 | $11,131 |

**Other Commercial Commitments**

| MARCH 31, 2004 (IN THOUSANDS) | TOTAL | LESS THAN 1 YEAR | 1-3 YEARS | 4-5 YEARS | AFTER 5 YEARS |
|---|---|---|---|---|---|
| Maximum loan commitment | $150,000 | $ – | $150,000 | $ – | $ – |
| Standby letters of credit | 4,290 | – | 4,290 | – | – |
| Maximum guarantees and indemnification | 12,504 | – | – | – | 12,504 |
| Surety bonds | 505 | 405 | 100 | – | – |
| Total other commercial commitments | $167,299 | $ 405 | $154,390 | $ – | $12,504 |

**Forward-Looking Statements**

This report contains statements, including information about future financial performance, accompanied by phrases such as "believes," "estimates," "expects," "plans," "anticipates," "will," "intends," and other similar "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements, because of certain risks and uncertainties, including, but not limited to, the following: • Customers' abilities to maintain their market shares and achieve anticipated growth rates for new products, particularly as they experience pricing pressures and excess capacity issues. • Modine's ability to maintain current programs and compete effectively for new business, including our ability to offset or otherwise address increasing pricing pressures from our customers and competitors. • Modine's ability to consummate and successfully integrate proposed business development opportunities. • The effect of the weather on market demand, which directly impacts sales. • Unanticipated problems with suppliers' abilities to meet Modine's demands. • Customers' actual production demand for new products and technologies, including market acceptance of a particular vehicle model or engine. • The impact of environmental laws and regulations on Modine's business and the business of Modine's customers, including Modine's ability to take advantage of opportunities to supply alternative new technologies to meet environmental emissions standards. • Economic, social and political conditions, changes and challenges in the markets where Modine operates and competes (including currency exchange rates, tariffs, inflation, recession, and restrictions associated with importing and exporting and foreign ownership). • Increases in production or material costs that cannot be recouped in product pricing. • The cyclical nature of the vehicular industry. • Work stoppages or interference at Modine or Modine's major customers. • Unanticipated product or manufacturing difficulties, including unanticipated warranty claims. • Unanticipated delays or modifications initiated by major customers with respect to product applications or requirements. • Costs and other effects of unanticipated litigation or claims, and the increasing pressures associated with rising health care and insurance costs and reductions in pension credit. • Other risks and uncertainties identified by the Company in public filings with the Securities and Exchange Commission.

Modine does not assume any obligation to update any of these forward-looking statements.

## CONSOLIDATED STATEMENTS OF EARNINGS

| FOR THE YEARS ENDED MARCH 31 (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales | **$1,199,799** | $1,092,075 | $1,069,187 |
| Cost of sales | **906,683** | 819,368 | 810,291 |
| **Gross profit** | **293,116** | 272,707 | 258,896 |
| Selling, general, and administrative expenses | **243,169** | 221,170 | 220,486 |
| Restructuring charges | **(119)** | (1,555) | 7,540 |
| **Income from operations** | **50,066** | 53,092 | 30,870 |
| Interest expense | **(5,429)** | (6,026) | (7,793) |
| Other income – net | **19,074** | 7,961 | 17,033 |
| **Earnings before income taxes and the cumulative effect of accounting change** | **63,711** | 55,027 | 40,110 |
| Provision for income taxes | **23,274** | 20,669 | 16,765 |
| **Earnings before cumulative effect of accounting change** | **40,437** | 34,358 | 23,345 |
| Cumulative effect of change in accounting for: | | | |
| Goodwill impairment (net of $1,136 income tax benefit) | **—** | (21,692) | — |
| **Net earnings** | **$ 40,437** | $ 12,666 | $ 23,345 |
| **Net earnings per share of common stock – basic:** | | | |
| Before cumulative effect of accounting change | **$1.19** | $1.03 | $0.70 |
| Cumulative effect of accounting change | **—** | (0.65) | — |
| **Net earnings – basic** | **$1.19** | $0.38 | $0.70 |
| **Net earnings per share of common stock – diluted:** | | | |
| Before cumulative effect of accounting change | **$1.19** | $1.02 | $0.70 |
| Cumulative effect of accounting change | **—** | (0.64) | — |
| **Net earnings – diluted** | **$1.19** | $0.38 | $0.70 |

*The notes to consolidated financial statements are an integral part of these statements.*

## CONSOLIDATED BALANCE SHEETS

| FOR THE YEARS ENDED MARCH 31 (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | 2004 | 2003 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | **$ 72,427** | $ 77,243 |
| Trade receivables, less allowance for doubtful accounts of $3,505 and $2,687 | **180,163** | 161,319 |
| Inventories | **136,441** | 130,812 |
| Deferred income taxes and other current assets | **53,331** | 47,992 |
| **Total current assets** | **442,362** | 417,366 |
| **Noncurrent assets:** | | |
| Property, plant, and equipment – net | **397,697** | 359,758 |
| Property held for sale | **—** | 1,847 |
| Investment in affiliates | **28,095** | 22,389 |
| Goodwill | **32,609** | 31,593 |
| Other intangible assets – net | **3,791** | 4,513 |
| Deferred charges and other noncurrent assets | **74,638** | 73,352 |
| **Total noncurrent assets** | **536,830** | 493,452 |
| **Total assets** | **$979,192** | $910,818 |
| **Liabilities and shareholders' equity** | | |
| **Current liabilities:** | | |
| Long-term debt – current portion | **$ 3,024** | $ 12,692 |
| Accounts payable | **108,420** | 93,506 |
| Accrued compensation and employee benefits | **52,867** | 47,577 |
| Income taxes | **12,162** | 7,394 |
| Accrued expenses and other current liabilities | **36,745** | 32,094 |
| **Total current liabilities** | **213,218** | 193,263 |
| **Noncurrent liabilities:** | | |
| Long-term debt | **84,885** | 98,556 |
| Deferred income taxes | **42,774** | 37,370 |
| Other noncurrent liabilities | **51,774** | 51,242 |
| **Total noncurrent liabilities** | **179,433** | 187,168 |
| **Total liabilities** | **392,651** | 380,431 |
| **Shareholders' equity:** | | |
| Preferred stock, $0.025 par value, authorized 16,000 shares, issued – none | **—** | — |
| Common stock, $0.625 par value, authorized 80,000 shares, issued 34,366 and 34,045 shares | **21,478** | 21,278 |
| Additional paid-in capital | **30,912** | 24,360 |
| Retained earnings | **535,885** | 514,109 |
| Accumulated other comprehensive income/(loss) | **9,974** | (18,713) |
| Treasury stock at cost: 289 and 272 common shares | **(7,492)** | (7,044) |
| Restricted stock – unamortized value | **(4,216)** | (3,603) |
| **Total shareholders' equity** | **586,541** | 530,387 |
| **Total liabilities and shareholders' equity** | **$979,192** | $910,818 |

*The notes to consolidated financial statements are an integral part of these statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| FOR THE YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net earnings | **$ 40,437** | $ 12,666 | $ 23,345 |
| Adjustments to reconcile net earnings with cash provided by operating activities: | | | |
| Depreciation and amortization | **61,421** | 54,810 | 63,508 |
| Loss on sale of business | **—** | 1,726 | — |
| Pensions | **(568)** | (2,829) | (3,257) |
| (Gain)/loss from disposition of property, plant, and equipment | **(2,224)** | 1,565 | (4,630) |
| Deferred income taxes | **5,373** | 7,820 | 2,515 |
| Provision for losses on accounts receivable | **1,681** | 1,233 | 2,086 |
| Undistributed (earnings) of affiliates, net of dividends received | **(1,894)** | (1,402) | (1,827) |
| Restructuring | **(119)** | (1,555) | 5,609 |
| Cumulative effect of change in accounting | **—** | 22,828 | — |
| Other – net | **1,304** | 2,828 | 3,581 |
| | **105,411** | 99,690 | 90,930 |
| Change in operating assets and liabilities excluding dispositions: | | | |
| Trade receivables | **(10,129)** | 9,082 | 10,676 |
| Inventories | **620** | (3,420) | 28,362 |
| Other current assets | **508** | (323) | 9,395 |
| Accounts payable | **10,184** | 8,584 | 1,353 |
| Accrued compensation and employee benefits | **(608)** | (3,759) | (7,324) |
| Income taxes | **3,469** | 1,739 | (1,316) |
| Accrued expenses and other current liabilities | **(2,206)** | 1,714 | (672) |
| **Net cash provided by operating activities** | **107,249** | 113,307 | 131,404 |
| **Cash flows from investing activities:** | | | |
| Expenditures for property, plant, and equipment | **(72,534)** | (50,519) | (35,763) |
| Proceeds from sale of business | **—** | 1,954 | — |
| Proceeds from dispositions of assets | **4,777** | 3,138 | 6,605 |
| Investments in affiliates | **—** | — | 74 |
| Increase in deferred charges and other noncurrent assets | **(589)** | (623) | (750) |
| Other – net | **3** | 9 | — |
| **Net cash (used for) investing activities** | **(68,343)** | (46,041) | (29,834) |
| **Cash flows from financing activities:** | | | |
| Decrease in short-term debt – net | **—** | (814) | (26,532) |
| Additions to long-term debt | **—** | 66,762 | 54,771 |
| Reductions of long-term debt | **(33,892)** | (121,762) | (57,479) |
| Issuance of common stock, including treasury stock | **3,704** | 3,844 | 12,447 |
| Purchase of treasury stock | **(269)** | (1,135) | (1,293) |
| Cash dividends paid | **(18,666)** | (16,834) | (28,981) |
| Shareholders' rights redemption | **—** | (420) | — |
| **Net cash (used for) financing activities** | **(49,123)** | (70,359) | (47,067) |
| **Effect of exchange-rate changes on cash** | **5,401** | 4,934 | (845) |
| Net (decrease)/increase in cash and cash equivalents | **(4,816)** | 1,841 | 53,658 |
| **Cash and cash equivalents at beginning of year** | **77,243** | 75,402 | 21,744 |
| **Cash and cash equivalents at end of year** | **$ 72,427** | $ 77,243 | $ 75,402 |
| Cash paid during the year for: | | | |
| Interest, net of amounts capitalized | **$5,235** | $6,020 | $6,639 |
| Income taxes | **$8,720** | $14,898 | $10,058 |

*The notes to consolidated financial statements are an integral part of these statements.*

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| FOR THE YEARS ENDED MARCH 31, 2004, 2003, AND 2002 (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS) | TREASURY STOCK | RESTRICTED STOCK – UNAMORTIZED VALUE | TOTAL |
|---|---|---|---|---|---|---|---|
| Balance, March 31, 2001 | $21,039 | $17,468 | $528,653 | $(23,651) | $(23,564) | $(1,248) | $518,697 |
| Net earnings | — | — | 23,345 | — | — | — | 23,345 |
| Other comprehensive (loss): | | | | | | | |
| Foreign-currency translation | — | — | — | (9,131) | — | — | (9,131) |
| Minimum pension liability (net of taxes of $449) | — | — | — | (712) | — | — | (712) |
| Total comprehensive income | — | — | — | — | — | — | 13,502 |
| Cash dividends, $0.875 per share | — | — | (28,981) | — | — | — | (28,981) |
| Purchase of treasury stock | — | — | — | — | (1,293) | — | (1,293) |
| Stock options and awards including related tax benefits | 42 | 1,309 | (2,577) | — | 9,124 | (2,294) | 5,604 |
| Employee stock-purchase and -ownership plans | 8 | 389 | (1,540) | — | 8,757 | — | 7,614 |
| Amortization of deferred compensation under restricted stock plans | — | — | — | — | — | 856 | 856 |
| Balance, March 31, 2002 | 21,089 | 19,166 | 518,900 | (33,494) | (6,976) | (2,686) | 515,999 |
| Net earnings | — | — | 12,666 | — | — | — | 12,666 |
| Other comprehensive income: | | | | | | | |
| Foreign-currency translation | — | — | — | 20,450 | — | — | 20,450 |
| Minimum pension liability (net of taxes of $3,068) | — | — | — | (5,669) | — | — | (5,669) |
| Total comprehensive income | — | — | — | — | — | — | 27,447 |
| Cash dividends, $0.50 per share | — | — | (16,834) | — | — | — | (16,834) |
| Shareholders' rights redemption, $0.0125 per share | — | — | (420) | — | — | — | (420) |
| Purchase of treasury stock | — | — | — | — | (1,135) | — | (1,135) |
| Stock options and awards including related tax benefits | 186 | 5,071 | (203) | — | 1,067 | (2,015) | 4,106 |
| Employee stock-purchase and -ownership plans | 3 | 123 | — | — | — | — | 126 |
| Amortization of deferred compensation under restricted stock plans | — | — | — | — | — | 1,098 | 1,098 |
| Balance, March 31, 2003 | 21,278 | 24,360 | 514,109 | (18,713) | (7,044) | (3,603) | 530,387 |
| **Net earnings** | **—** | **—** | **40,437** | **—** | **—** | **—** | **40,437** |
| **Other comprehensive income:** | | | | | | | |
| **Foreign-currency translation** | **—** | **—** | **—** | **28,528** | **—** | **—** | **28,528** |
| **Minimum pension liability (net of taxes of ($143)** | **—** | **—** | **—** | **159** | **—** | **—** | **159** |
| ***Total comprehensive income*** | **—** | **—** | **—** | **—** | **—** | **—** | **69,124** |
| **Cash dividends, $0.55 per share** | **—** | **—** | **(18,666)** | **—** | **—** | **—** | **(18,666)** |
| **Purchase of treasury stock** | **—** | **—** | **—** | **—** | **(269)** | **—** | **(269)** |
| **Stock options and awards including related tax benefits** | **200** | **6,552** | **5** | **—** | **(179)** | **(2,389)** | **4,189** |
| **Amortization of deferred compensation under restricted stock plans** | **—** | **—** | **—** | **—** | **—** | **1,776** | **1,776** |
| ***Balance, March 31, 2004*** | **$21,478** | **$30,912** | **$535,885** | **$ 9,974** | **$ (7,492)** | **$(4,216)** | **$586,541** |

*The notes to consolidated financial statements are an integral part of these statements.*

**Note 1: Significant accounting policies**

*Nature of operations:* Modine Manufacturing Company (Modine) specializes in thermal management, bringing heating and cooling technology to diversified markets. The Company is a leading global developer, manufacturer, and marketer of heat exchangers and systems for use in on-highway and off-highway original equipment manufacturer (OEM) vehicular applications, and for sale to the automotive aftermarket (as replacement parts) and to a wide array of building, industrial, refrigeration, fuel cell, electronics, and telecommunications markets. Product lines include radiators and radiator cores, vehicular air conditioning, oil coolers, charge air coolers, heat-transfer packages and modules, building-heating, ventilating, and air-conditioning (HVAC) equipment, and electronics cooling solutions.

*Basis of presentation:* The financial statements are prepared in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining Modine's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

*Consolidation principles:* The consolidated financial statements include the accounts of Modine Manufacturing Company and its majority-owned subsidiaries. Material intercompany transactions and balances are eliminated in consolidation. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to Modine's year end in order to ensure timely preparation of the consolidated financial statements. Investments in affiliated companies in which ownership is 20 percent or more are accounted for by the equity method. The investments are stated at cost plus or minus a proportionate share of the undistributed net income (loss). Modine's share of the affiliates' net income (loss) is reflected in net earnings. Also see Note 11.

In April 2001, Modine completed the acquisition of Thermacore International, Inc. (Thermacore) in a business combination accounted for as a pooling of interests. Accordingly, the historical consolidated financial statements and accompanying notes have been restated to include Thermacore for all periods presented. Also see Note 12.

*Revenue recognition:* Sales revenue is recognized at the time of product shipment to customers and appropriate provision is made for uncollectible accounts.

*Sales discounts:* Sales discounts, which are allowed for prompt payment of invoices by customers, are recorded as a reduction to sales.

*Sales incentives:* The Company offers a number of sales incentive programs to its customers. These programs include volume incentives, sales rebates and advertising and marketing allowances. The programs are based upon varying criteria that are tailored to a particular market or customer base. These sales incentives may be netted directly against sales at the time of invoicing, as in case of volume discounts applicable at the time of the customer order, or in the case of sales rebates, recorded as a reduction to revenue on a monthly basis with a liability recognized in "accrued expenses and other current liabilities." Sales rebate accruals are established based upon actual or historical sales volume, depending upon the program, and the purchase of qualifying products, or may be based upon a fixed percentage of sales as defined in certain customer agreements. In certain instances fixed percentage sales rebates are granted to certain customers that waive their rights to present warranty claims. All sales rebate accruals are reviewed periodically and adjusted if necessary. In addition, the Company also offers advertising and marketing allowances which are reported as selling, general and administrative expenses. Customers under these programs are required to attain specified volume levels and/or submit proof of mutually beneficial advertising programs or marketing efforts such as trade show participation, in order to qualify for payment under these programs. In other instances the Company offers advertising and marketing allowances as a fixed percentage of sales with no obligation by the customer to submit proof of advertising expenditures. In these instances, these allowances are recorded as a reduction to sales.

*Warranty:* Modine provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Warranty expense is generally provided based upon historical and current claim data. Reserves balances are monitored and adjusted when it becomes probable that expected claims will differ from initial estimates. Accruals are recorded as current liabilities under the caption "accrued expenses and other current liabilities." Also see Note 21.

*Shipping and handling costs:* Modine currently includes certain shipping and handling costs, primarily from the Distributed Products reporting segment, as part of "selling, general and administrative expenses" on the consolidated statements of earnings. These costs include costs to physically move finished goods from the Company's distribution or manufacturing facilities to the customer, as well as costs incurred to move products between facilities within Modine's distribution system. For the years ended March 31, 2004, 2003, and 2002, these shipping and handling costs were $9,863,000, $10,071,000, and $10,303,000, respectively.

*Revenue recognition under licensing arrangements (royalty payments):* Revenues under various licensing agreements are recognized when earned except in those cases where collection is uncertain, or the amount cannot reasonably be estimated until formal accounting reports are received from the licensee as provided for under the provisions of the licensing agreement. Licensing revenue is recorded in the statement of

**Note 1: Significant accounting policies, continued**

earnings under the caption "other income – net."

*Translation of foreign currencies:* Assets and liabilities of foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as an "other comprehensive income/(loss)" item, included in shareholders' equity. Foreign currency transaction gains or losses are included in net earnings.

*Forward exchange contracts:* Foreign exchange options and forward contracts on foreign currencies are entered into by Modine as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation.

*Income taxes:* Deferred tax assets and liabilities are determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Also see Note 6.

*Earnings per share:* Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year, while diluted earnings per share is calculated based on the dilutive effect of common shares that could be issued. Also see Note 7.

*Cash equivalents:* For purposes of the cash flows statement, Modine considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

*Inventories:* Inventories are valued at the lower of cost, on a first-in, first-out basis, or market value.

*Property, plant, and equipment:* These assets are stated at cost. For financial reporting purposes, depreciation is computed using, principally, the straight-line method over the expected useful life of the asset. Maintenance and repair costs are charged to earnings as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in net earnings.

*Goodwill:* As of April 1, 2002, Modine adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under the new standard, goodwill will have an indefinite life and no longer be amortized. Instead, goodwill is tested for impairment on an annual basis, unless conditions exist which would require a more frequent evaluation. Goodwill impairment is assessed in each reporting unit by comparing the carrying amount of goodwill to the reporting unit's fair value, which was estimated based on the present value of expected future cash flows. An impairment loss is recognized when the carrying amount of goodwill exceeds the fair value.

*Intangible assets:* Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years. Non-compete agreements are amortized over the life of the agreement.

*Impairment of long-lived and amortized intangible assets:* When facts and circumstances indicate that the carrying value of long-lived assets, including amortized intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets with the estimated future undiscounted cash flows, in addition to other quantitative and qualitative analyses. If an impairment is determined to exist, a write-down to market value or discounted cash flows is made and the impairment loss is recognized by a charge against current operations.

*Environmental expenditures:* Environmental expenditures related to current operations that qualify as property, plant, and equipment or that substantially increase the economic value or extend the useful life of an asset are capitalized and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

*Self-Insurance reserves:* The Company retains much of the financial risk for insuring automobile, general liability, worker's compensation and employee group health claims. Operations are charged with the cost of claims reported and an estimate of claims incurred but not recorded. Self-insurance accruals include estimated settlements for known claims, as well as accruals of estimates, some of which are actuarially determined, of incurred but not reported claims. The determination of insurance claims and the appropriateness of the related liability accruals are reviewed and updated at regular intervals.

*Stock-based compensation:* Stock-based compensation is recognized by the Company using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Modine stock at the date of the grant over the amount an employee must pay to acquire the stock. If the fair-value-based method of accounting for the stock option grants for the periods shown had been applied in accordance with Statements of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," requiring SFAS No. 123 pro forma disclosure, Modine's net earnings and net earnings per share would have been reduced as summarized below:

**Note 1: Significant accounting policies, continued**

| YEARS ENDED MARCH 31 (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net earnings before cumulative effect of accounting change, as reported | **$40,437** | $34,358 | $23,345 |
| Stock compensation expense under fair value method | **(3,454)** | (2,059) | (3,873) |
| Net earnings before cumulative effect of accounting change, pro forma | **$36,983** | $32,299 | $19,472 |
| Net earnings as reported | **$40,437** | $12,666 | $23,345 |
| Stock compensation expense under fair value method | **(3,454)** | (2,059) | (3,873) |
| Net earnings, pro forma | **$36,983** | $10,607 | $19,472 |
| Net earnings per share – before cumulative effect of accounting change (basic), as reported | **$1.19** | $1.03 | $0.70 |
| Net earnings per share – before cumulative effect of accounting change (basic), pro forma | **1.09** | 0.97 | 0.58 |
| Net earnings per share (basic), as reported | **$1.19** | $0.38 | $0.70 |
| Net earnings per share (basic), pro forma | **1.09** | 0.32 | 0.58 |
| Net earnings per share – before cumulative effect of accounting change (diluted), as reported | **$1.19** | $1.02 | $0.70 |
| Net earnings per share – before cumulative effect of accounting change (diluted), pro forma | **1.09** | 0.96 | 0.58 |
| Net earnings per share (diluted), as reported | **$1.19** | $0.38 | $0.70 |
| Net earnings per share (diluted), pro forma | **1.09** | 0.31 | 0.58 |

The fair value of the option grants in fiscal 2004, 2003, and 2002, was estimated using the Black-Scholes option-pricing model. The weighted average of the fair value per option and the valuation assumptions are as follows:

| YEARS ENDED MARCH 31 (IN DOLLARS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Fair value per option | **$8.14** | $5.72 | $6.79 |
| Valuation assumptions: | | | |
| Risk-free interest rate | **3.5%** | 3.8% | 4.2% |
| Stock volatility | **36.1%** | 36.5% | 33.9% |
| Dividend yield | **3.0%** | 3.0% | 3.0% |
| Expected option life—years | **6.0** | 6.0 | 6.0 |

*Accounting standards changes and new pronouncements:* In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. The adoption of this statement by the Company did not have a material impact on the Company's net earnings or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement by the Company did not have a material impact on the Company's net earnings or financial position.

On December 24, 2003, the FASB issued a revision to staff Interpretation (FIN) No. 46 (revised 2003), which clarified some of the provisions of the original Interpretation No. 46, "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The application of revised FIN 46 is required in financial statements of public entities that have interests in variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business entities, for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of this statement by the Company did not have a material impact on the Company's net earnings or financial position.

**Note 1: Significant accounting policies, continued**

On December 23, 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 retains the disclosures required by the original Statement No. 132, which standardized the disclosure requirements for pensions and other post-retirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements. Those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. See Note 3 for the related pension and post-retirement disclosures.

On January 12, 2004, the FASB issued a Staff Position (FSP) No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP No. FAS 106-1 permits a sponsor of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). Until final guidance is issued by the FASB, the Company has elected to defer accounting for the effects of the Act. As a result, the accompanying financial statements and notes do not reflect the effects of the Act. However, upon final issuance of the accounting guidance, the Company could be required to change previously reported information.

On December 17, 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force (EITF) 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. The adoption of this statement by the Company did not have a material impact on the Company's net earnings or financial position.

*Reclassifications:* Certain prior-year amounts have been reclassified to conform with the current-year presentation.

**Note 2: Research and development costs**

Research and development costs charged to operations totaled $31,414,000 in fiscal 2004, $27,923,000 in fiscal 2003, and $26,802,000 in fiscal 2002.

**Note 3: Pension and other post-retirement benefit plans**

*Pensions:* Modine has several noncontributory, defined-benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount. Salaried-paid employees hired after December 31, 2003 will not be covered under the defined benefit plan. These employees will be covered under a newly established defined-contribution plan. Modine will make annual contributions based on a percentage of compensation.

Modine's foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements.

Modine has several defined-contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide company matching under various formulas. The cost of Modine's contributions to the plans (including retirement plans discussed in Note 26) for fiscal 2004, 2003, and 2002 were $3,214,000, $3,266,000, and $3,300,000, respectively.

*Other post-retirement plans:* Modine and certain of its domestic subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire. These plans are unfunded. Modine periodically amends the plans, changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on Modine's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200% of Modine's then-current cost. These changes reduced the accrued obligation and the reduction is being amortized as a component of the benefit cost.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retirement medical plans with prescription drug coverage when the benefit is at least actuarially equivalent to Medicare Part D. The Financial Accounting Standards Board has not issued guidance on how sponsors should account for this subsidy. Modine has elected to defer the recognition of the Act until such time when guidance is issued. The impact of the Act has not been reflected in any measures of the post-retirement benefit obligation or the net periodic post-retirement benefit cost in the financial statements. The final guidance, when issued, could require Modine to change previously reported information.

Modine uses a December 31 measurement date for its pension and other post-retirement plans.

**Note 3: Pension and other post-retirement benefit plans, continued**

The change in benefit obligations and plan assets as well as the funded status of Modine's pension and other post-retirement plans were as follows:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | PENSIONS 2004 | PENSIONS 2003 | OTHER POST-RETIREMENT 2004 | OTHER POST-RETIREMENT 2003 |
|---|---|---|---|---|
| Change in benefit obligation: | | | | |
| Benefit obligation at beginning of year | **$200,679** | $171,114 | **$ 39,810** | $ 30,522 |
| Service cost | **6,628** | 5,625 | **372** | 376 |
| Interest cost | **13,298** | 12,289 | **2,430** | 2,414 |
| Plan amendments | **(70)** | 1,978 | **—** | — |
| Actuarial loss | **16,290** | 16,063 | **3,700** | 9,302 |
| Benefits paid | **(13,190)** | (8,888) | **(3,900)** | (3,448) |
| Settlement | **511** | — | **—** | — |
| Curtailment gain/(loss) | **17** | — | **—** | (17) |
| Contributions by plan participants | **—** | — | **781** | 661 |
| Currency-translation adjustment | **2,335** | 2,498 | **—** | — |
| Benefit obligation at end of year | **$226,498** | $200,679 | **$ 43,193** | $ 39,810 |
| Change in plan assets: | | | | |
| Fair value of plan assets at beginning of year | **$177,476** | $199,870 | **$ —** | $ — |
| Actual return on plan assets | **35,549** | (15,267) | **—** | — |
| Employer contributions | **4,892** | 1,894 | **3,119** | 2,787 |
| Contributions by plan participants | **—** | — | **781** | 661 |
| Benefits paid | **(13,190)** | (8,888) | **(3,900)** | (3,448) |
| Currency-translation adjustment | **80** | (133) | **—** | — |
| Fair value of plan assets at end of year | **$204,807** | $177,476 | **$ —** | $ — |
| Funded status: | | | | |
| Funded status at end of year | **$ (21,691)** | $ (23,203) | **$(43,194)** | $(39,810) |
| Unrecognized net loss | **71,625** | 73,263 | **17,806** | 14,793 |
| Unrecognized prior service cost | **4,381** | 4,340 | **(122)** | (511) |
| Unrecognized net transition obligation | **(116)** | 59 | **—** | — |
| Net amount recognized | **$ 54,199** | $ 54,459 | **$(25,510)** | $(25,528) |
| Amounts recognized in the balance sheet consist of: | | | | |
| Prepaid benefit cost | **$ 66,762** | $ 65,257 | **$ —** | $ — |
| Accrued benefit liability | **(25,547)** | (24,069) | **(25,510)** | (25,528) |
| Intangible asset | **2,491** | 2,892 | **—** | — |
| Accumulated other comprehensive income | **10,493** | 10,379 | **—** | — |
| Net amount recognized | **$ 54,199** | $ 54,459 | **$(25,510)** | $(25,528) |

The accumulated benefit obligation for all defined benefit pension plans was $193,892,000 and $175,518,000 as of March 31, 2004 and 2003, respectively.

Pension plans with accumulated benefit obligations in excess of plan assets consist of the following:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Projected benefit obligations | **$51,762** | $45,084 |
| Accumulated benefit obligations | **49,607** | 44,120 |
| Fair value of plan assets | **25,644** | 20,870 |

**Note 3: Pension and other post-retirement benefit plans, continued**

Costs for Modine's pension and other post-retirement benefit plans include the following components:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Pensions: | | | |
| Components of net periodic benefit cost (gain): | | | |
| Service cost | **$ 6,628** | $ 5,625 | $ 5,655 |
| Interest cost | **13,298** | 12,289 | 11,771 |
| Expected return on plan assets | **(19,529)** | (20,428) | (19,712) |
| Amortization of: | | | |
| Unrecognized net loss | **288** | 6 | 53 |
| Unrecognized prior service cost | **544** | 536 | 504 |
| Unrecognized net obligation | **203** | 159 | 122 |
| Adjustment for settlement/curtailment | **1,436** | — | 881 |
| Net periodic benefit cost (gain) | **$ 2,868** | $ (1,813) | $ (726) |
| Other post-retirement plans: | | | |
| Components of net periodic benefit cost: | | | |
| Service cost | **$ 372** | $ 376 | $ 407 |
| Interest cost | **2,430** | 2,414 | 2,179 |
| Amortization of: | | | |
| Unrecognized net loss (gain) | **687** | 448 | 305 |
| Unrecognized prior service cost | **(388)** | (462) | (462) |
| Net periodic benefit cost | **$ 3,101** | $ 2,776 | $ 2,429 |

| | PENSIONS | |
|---|---|---|
| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 |
| Increase/(decrease) in minimum liability included in other comprehensive income | **$(114)** | $9,091 |

*The following weighted-average assumptions were used to determine Modine's benefit obligation under the plans:*

| YEARS ENDED MARCH 31 | 2004 | | 2003 | |
|---|---|---|---|---|
| | **U.S. plans** | **Foreign plans** | U.S. plans | Foreign plans |
| Pensions: | | | | |
| Discount rate | **6.25%** | **5.89%** | 6.75% | 6.33% |
| Rate of compensation increase | **4.00%** | **1.43%** | 4.00% | 2.61% |
| Other post-retirement plans: | | | | |
| Discount rate | **6.25%** | | 6.75% | |
| Rate of compensation increase | **4.00%** | | 4.00% | |

The following weighted-average assumptions were used to determine Modine's costs under the plans:

| YEARS ENDED MARCH 31 | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | **U.S. plans** | **Foreign plans** | U.S. plans | Foreign plans | U.S. plans | Foreign plans |
| Pensions: | | | | | | |
| Discount rate | **6.75%** | **6.33%** | 7.50% | 7.17% | 7.50% | 7.46% |
| Expected return on plan assets | **8.75%** | **9.19%** | 9.00% | 11.33% | 9.00% | 13.83% |
| Rate of compensation increase | **4.00%** | **2.61%** | 4.00% | 3.05% | 4.00% | 3.17% |
| Other post-retirement plans: | | | | | | |
| Discount rate | **6.75%** | | 7.50% | | 7.50% | |
| Rate of compensation increase | **4.00%** | | 4.00% | | 4.00% | |

**Note 3: Pension and other post-retirement benefit plans, continued**

Plan assets in our U.S.-defined benefit plans comprise approximately 99% of our world-wide benefit plan assets.

Modine's U.S. pension plan weighted-average asset allocations at the measurement dates of December 31, 2003, and 2002, by category and the target allocation were as follows:

| | TARGET ALLOCATION | PLAN ASSETS | |
|---|---|---|---|
| FOR FISCAL YEAR | | **2004** | 2003 |
| Equity securities | 55% | **64%** | 51% |
| Debt securities | 40% | **31%** | 44% |
| Cash | 5% | **5%** | 5% |
| | 100% | **100%** | 100% |

Due to market conditions and other factors, actual asset allocation may vary from the target allocation outlined above. The assets are periodically rebalanced back to target allocations. Included in the plan assets for fiscal 2004 are 918,000 shares of Modine common stock with a market value of $24,800,000 (12% of total plan assets). For fiscal 2003, the plan held 993,000 shares with a market value of $17,600,000 (10% of total plan assets).

Modine employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets while avoiding excessive risk. Pension plan guidelines have been established based upon an evaluation of market conditions, tolerance for risk, and cash requirements for benefit payments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The domestic plans have a long-term return assumption of 8.75%. This rate was derived based upon historical return experience and forward-looking return expectations for major asset class categories.

The funding policy for domestic qualified plans is to contribute annually, not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions for these plans to satisfy minimum funding requirements are expected to be $173,000 in fiscal 2005.

With regard to the post-retirement plans, for measurement purposes for pre-65 benefits and post-65 benefits, a 9% healthcare cost rate was assumed for fiscal years 2004 and 2003. This rate is projected to decline gradually to 5% in fiscal year 2008 and remain at that level thereafter.

Assumed healthcare cost trend rates affect the amounts reported for the healthcare plan. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

| | ONE PERCENTAGE POINT | |
|---|---|---|
| YEAR ENDED MARCH 31, 2004 (IN THOUSANDS) | INCREASE | DECREASE |
| Effect on total of service and interest cost | $ 108 | $ (103) |
| Effect on post-retirement benefit obligation | 1,582 | (1,505) |

**Note 4: Leases**

Modine leases various facilities and equipment. Rental expense under operating leases totaled $13,824,000 in fiscal 2004, $14,068,000 in fiscal 2003, and $13,909,000 in fiscal 2002.

Future minimum rental commitments at March 31, 2004, under noncancelable operating leases were:

| YEARS ENDING MARCH 31 | | | (IN THOUSANDS) |
|---|---|---|---|
| 2005 | $7,896 | 2008 | $ 2,439 |
| 2006 | 5,395 | 2009 | 1,705 |
| 2007 | 4,186 | 2010 and beyond | 1,576 |
| Total future minimum rental commitments | | | $23,197 |

**Note 5: Other income-net**

Other income – net includes:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Royalty income | **$ 6,086** | $2,653 | $ 4,843 |
| Equity in earnings of non-consolidated affiliates | **2,406** | 1,921 | 2,579 |
| Interest income | **1,264** | 1,426 | 1,010 |
| Gain/(loss) on sale of property, equipment, and business | **4,386** | (1,655) | 6,086 |
| Other non-operating income | **4,932** | 3,616 | 2,515 |
| Total other income – net | **$19,074** | $7,961 | $17,033 |

**Note 6: Income taxes**

The U.S. and foreign components of earnings before income taxes and the income tax expense consist of:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Components of earnings before income taxes and the cumulative effect of accounting change: | | | |
| United States | **$17,588** | $17,768 | $23,882 |
| Foreign | **46,123** | 37,259 | 16,228 |
| Total earnings before income taxes | **$63,711** | $55,027 | $40,110 |
| Income tax expense: | | | |
| Federal: | | | |
| Current | **$ 2,029** | $ 1,795 | $ 5,488 |
| Deferred | **2,561** | 3,251 | 2,401 |
| State: | | | |
| Current | **1,579** | 1,512 | 718 |
| Deferred | **290** | 386 | 251 |
| Foreign: | | | |
| Current | **14,165** | 9,669 | 8,640 |
| Deferred | **2,650** | 4,056 | (733) |
| Totals charged to earnings | **$23,274** | $20,669 | $16,765 |

Income tax expense attributable to earnings before income taxes and cumulative effect of accounting change differed from the amounts computed by applying the statutory U.S. federal income tax rate as a result of the following:

| YEARS ENDED MARCH 31 | 2004 | 2003 | 2002 |
|---|---|---|---|
| Statutory federal tax | **35.0%** | 35.0% | 35.0% |
| State taxes, net of federal benefit | **1.9** | 2.6 | 1.9 |
| Goodwill amortization | **—** | — | 3.1 |
| Nondeductible acquisition costs | **—** | — | 2.4 |
| Taxes on non-U.S. earnings and losses | **(1.3)** | (0.1) | (1.4) |
| Valuation allowance | **2.3** | 1.4 | — |
| Other | **(1.4)** | (1.3) | 0.8 |
| Effective tax rate | **36.5%** | 37.6% | 41.8% |

**Note 6: Income taxes, continued**

The significant components of deferred income tax expense attributable to earnings before income taxes and the cumulative effect of accounting change are as follows:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Pensions | **$ 572** | $1,351 | $2,028 |
| Depreciation | **3,091** | 3,104 | 2,781 |
| Inventories | **(242)** | 242 | (595) |
| Employee benefits | **(352)** | (602) | 1,910 |
| Restructuring costs | **178** | 1,554 | (1,679) |
| Benefit of tax losses | **2,774** | 1,699 | (1,098) |
| Other | **(520)** | 345 | (1,428) |
| Totals charged to earnings | **$5,501** | $7,693 | $1,919 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

| MARCH 31 (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| Accounts receivable | **$ 762** | $ 517 |
| Inventories | **5,595** | 5,085 |
| Plant and equipment | **846** | 703 |
| Employee benefits | **19,911** | 19,021 |
| Net operating loss, capital loss and credit carryforwards | **7,294** | 8,081 |
| Restructuring costs | **—** | 167 |
| Other, principally accrued liabilities | **14,737** | 15,093 |
| Total gross deferred tax assets | **49,145** | 48,667 |
| Less valuation allowance | **3,132** | 1,495 |
| Net deferred tax assets | **46,013** | 47,172 |
| Deferred tax liabilities: | | |
| Pension | **28,473** | 27,768 |
| Plant and equipment | **30,198** | 25,277 |
| Other | **5,841** | 6,490 |
| Total gross deferred tax liabilities | **64,512** | 59,535 |
| Net deferred tax (liability)/asset | **$(18,499)** | $(12,363) |

The valuation allowance for deferred tax assets as of April 1, 2003, was $1,495,000. The valuation allowance increased by $1,637,000 during the year and relates primarily to foreign net operating loss carryforward activities.

At March 31, 2004, the Company had tax loss carryforwards of $18,917,000 existing in jurisdictions outside of the United States. If not utilized against taxable income, the tax losses will expire as follows:

| YEARS ENDING MARCH 31 | | | (IN THOUSANDS) |
|---|---|---|---|
| 2006 | $2,405 | 2016 | $ 696 |
| 2007 | 1,639 | 2017 | 554 |
| 2008 | 1,920 | 2018 | 546 |
| 2009 | 2,833 | 2019 | 14 |
| 2012 | 459 | No expiration date | 7,851 |

At March 31, 2004, the Company had domestic capital loss carryforwards of $2,387,000. If not utilized against capital gains, the capital loss will expire in the year ending March 31, 2008.

At March 31, 2004, the Company had foreign tax credit carryforwards of $143,000 which may be carried back two years and forward five years. Any foreign tax credit not utilized during the carryover period will expire.

**Note 6: Income taxes, continued**

As of March 31, 2004, the Company has provided $267,000 of U.S. tax on undistributed earnings of certain subsidiaries and equity investment companies considered not permanently reinvested. Undistributed earnings considered permanently reinvested in foreign operations totaled $290,897,000 and no provision has been made for any U.S. taxes that would be payable upon the distribution of such earnings.

**Note 7: Earnings per share**

The computational components of basic and diluted earnings per share are as follows:

| YEARS ENDED MARCH 31 (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net earnings per share of common stock – basic: | | | |
| Before cumulative effect of accounting change | **$1.19** | $1.03 | $0.70 |
| Cumulative effect of accounting change | **—** | (0.65) | — |
| Net earnings-basic | **$1.19** | $0.38 | $0.70 |
| Net earnings per share of common stock-assuming dilution: | | | |
| Before cumulative effect of accounting change | **$1.19** | $1.02 | $0.70 |
| Cumulative effect of accounting change | **—** | (0.64) | — |
| Net earnings – assuming dilution | **$1.19** | $0.38 | $0.70 |
| Numerator: | | | |
| Net earnings available to common shareholders: | | | |
| Before cumulative effect of accounting change | **$40,437** | $34,358 | $23,345 |
| Cumulative effect of accounting change | **—** | (21,692) | — |
| Net earnings available to common shareholders | **$40,437** | $12,666 | $23,345 |
| Denominator: | | | |
| Weighted average shares outstanding – basic | **33,922** | 33,652 | 33,132 |
| Effect of dilutive securities – options | **151** | 106 | 274 |
| Weighted average shares outstanding – assuming dilution | **34,073** | 33,758 | 33,406 |
| There were outstanding options to purchase common stock excluded from the dilutive calculation because their prices exceeded the average market price for the earnings statement periods as follows: | | | |
| Average market price per share | **$23.88** | $20.81 | $25.65 |
| Number of shares | **1,672** | 2,468 | 1,246 |

**Note 8: Cash and cash equivalents**

Under Modine's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $9,162,000, $11,127,000, and $8,398,000 at March 31, 2004, 2003, and 2002, respectively.

All the short-term investments at March 31, 2004, 2003, and 2002, were of an initial duration of less than three months and were recorded as cash equivalents. The recorded amount of these investments approximates fair value because of the short maturity of these instruments.

**Note 9: Inventories**

Inventories include:

| MARCH 31 (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Raw materials | **$ 30,247** | $ 25,274 |
| Work in process | **26,595** | 28,868 |
| Finished goods | **79,599** | 76,670 |
| Total inventories | **$136,441** | $130,812 |

**Note 10: Property, plant, and equipment**

Property, plant, and equipment is composed of:

| MARCH 31 (IN THOUSANDS) | DEPRECIABLE LIVES | 2004 | 2003 |
|---|---|---|---|
| Land | — | **$ 9,880** | $ 7,816 |
| Buildings and improvements | 10-40 years | **239,726** | 209,404 |
| Machinery and equipment | 3-12 years | **478,464** | 417,456 |
| Office equipment | 3-14 years | **76,665** | 73,853 |
| Transportation equipment | 3-7 years | **10,532** | 10,035 |
| Construction in progress | — | **37,219** | 38,483 |
| | | **852,486** | 757,047 |
| Less accumulated depreciation | | **454,789** | 397,289 |
| Net property, plant, and equipment | | **$397,697** | $359,758 |

In fiscal 2004, certain machinery and equipment in the Original Equipment segment was deemed to be impaired and was written down to its fair value. It was determined that the carrying value of the assets exceeded their fair value, which was estimated based on the present value of expected future cash flows, by $1,445,000. An impairment loss of that amount is included in cost of sales.

Net property held for sale is comprised of:

| MARCH 31 (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Location: | | |
| LaPorte, IN | **$ —** | $1,009 |
| St. Paul, MN | **—** | 838 |
| Net property held for sale | **$ —** | $1,847 |

In the third quarter of fiscal 2002, the Company initiated a restructuring plan, as described in Note 14 to the consolidated financial statements, that included manufacturing facilities located in LaPorte, Indiana and St. Paul, Minnesota. These facilities which consisted of land, buildings and associated improvements, and were part of the Original Equipment segment, were closed and reclassified to property held for sale. In October 2003, the Company sold the LaPorte, Indiana facility and in February 2004 the Company sold the St. Paul, Minnesota facility. Gains on the sales were recorded in the "other income – net" caption of the statements of earnings and totaled $555,000 and $1,208,000, respectively. In addition, in March 2004 the Company sold a facility in Strongsville, Ohio that was being rented and recorded a gain on the sale in "other income – net" of $703,000.

Depreciation expense was $59,336,000, $53,330,000, and $53,587,000 for the fiscal years ended 2004, 2003, and 2002, respectively.

Gains or (losses) recorded for disposals of property, plant, and equipment are recorded under the earnings statement caption of "other income – net." These amounts totaled $2,224,000, ($1,565,000), and $4,630,000 for fiscal years ending March 31, 2004, 2003, and 2002, respectively.

**Note 11: Investment in affiliates**

The investments in non-consolidated affiliates are all accounted for under the equity method and are comprised of the following:

| MARCH 31 (DOLLARS IN THOUSANDS) | PERCENT-OWNED | 2004 | 2003 |
|---|---|---|---|
| Net investment in affiliates: | | | |
| Radiadores Visconde, Ltda. (Brazil) | 50% | **$15,905** | $11,694 |
| Nikkei Heat Exchanger Company, Ltd. (Japan) | 50% | **5,684** | 5,269 |
| Constructions Mechaniques Mota, S.A. (France) | 41% | **6,506** | 5,426 |
| Total net investment in affiliates | | **$28,095** | $22,389 |

At March 31, 2004 and 2003, the investment in Radiadores Visconde, Ltda. exceeded the Company's share of the underlying net assets by $5,350,000 and $4,347,000, respectively. The investment in Construction Mechaniques Mota, S.A. exceeded the Company's share of the underlying assets by $1,566,000 and $1,354,000, respectively. The fluctuations in these values were the result of exchange rate changes between the local currency and the U.S. dollar. The investment in Nikkei Heat Exchanger Company, Ltd. is equal to the Company's investment in the underlying assets. Goodwill, recognized on these investments, was being amortized on a straight-line basis over 15 years prior to the adoption of SFAS No. 142. With the adoption of SFAS No. 142 on April 1, 2002, amortization was discontinued in accordance with the provisions of the statement.

**Note 11: Investment in affiliates, continued**

The results of operations for Radiadores Visconde, Ltda. and Nikkei Heat Exchanger Company, Ltd. are reported in the consolidated financial statements using a one-month reporting delay. Operating results for Construction Mechaniques Mota, S.A. are included using a three-month delay. Equity in earnings from non-consolidated affiliates is reported under "other income – net" on the statements of earnings. These earnings for fiscal 2004, 2003, and 2002 were $2,406,000, $1,921,000, and $2,579,000, respectively.

**Note 12: Acquisitions**

On April 27, 2001, Modine acquired Thermacore International, Inc. (Thermacore) in a business combination accounted for as a pooling of interests. Thermacore, which produces advanced cooling solutions for equipment in the computer, telecommunications, medical, aerospace, networking and power-semiconductor markets, became a wholly-owned subsidiary of Modine through the initial exchange of approximately 3,327,000 shares of Modine common stock for all the outstanding common and preferred stock of Thermacore International, Inc. In addition, approximately 294,000 shares of Modine common stock were allocated to cover outstanding Thermacore stock options, which were converted to Modine stock options as part of the transaction. The accompanying financial statements are based upon the assumption that the companies were combined for fiscal 2002. Prior to the date of the combination, there were no business transactions between Modine and Thermacore. No significant adjustments were made to conform the accounting policies of the companies. No adjustments to retained earnings were required to conform Thermacore to Modine's March 31 fiscal year-end.

Summarized results of operations of the separate companies for the period prior to acquisition, April 1, 2001 through April 27, 2001 and included in fiscal 2002 operations are as follows:

| APRIL 1-27, 2001 (IN THOUSANDS) | MODINE | THERMACORE |
|---|---|---|
| Net sales | $85,613 | $ 3,496 |
| Net earnings (loss) | 3,368 | (1,655) |

Included in the operating results shown for April of 2001 are $351,000 and $2,209,000 in after-tax acquisition costs recorded for Modine and Thermacore, respectively.

Subsequent to the end of fiscal 2004, Modine announced the signing of a definitive asset purchase agreement with WiniaMando, Inc. to acquire its Automotive Climate Control Division. The Automotive Climate Control Division is headquartered in South Korea and designs and manufactures, heating, ventilating, and air conditioning systems for commercial vehicles, trucks, buses and trains as well as other heat transfer components, such as oil coolers and charge air coolers. The acquisition is expected to increase Modine's revenue by more than 15%, provide many complementary products and leverage Modine's significant technology investment. The purchase price is approximately $88,000,000, including $83,000,000 in cash plus the assumption of certain long-term liabilities. The acquisition will be financed through the draw-down of existing cash balances and the utilization of existing credit lines. The closing of the acquisition is expected by mid-summer of 2004 and is subject to the satisfactory completion of regulatory approvals and other terms and conditions that must be met prior to closing.

**Note 13: Divestitures**

In fiscal 2002, the Company adopted a plan to close or sell its wholly-owned Canadian aftermarket subsidiary, Modine of Canada, Ltd., reported as part of the Company's Distributed Products segment. In connection with the plan, the Company determined that the carrying values of some of the underlying assets exceeded their fair values. Consequently, the Company recorded an impairment loss of $1,851,000, which represents the excess of the carrying values of the assets over the estimated fair values, less costs to sell. An impairment loss of $1,572,000, representing fixed assets and inventory, was charged to cost of sales and $279,000, representing a write-off of goodwill on the subsidiary's books, was charged to selling, general and administrative expense.

On July 31, 2002, the Company completed the sale of its wholly-owned Canadian aftermarket subsidiary. The net cash sales price of the transaction totaled $1,954,000 and resulted in a $1,726,000 pretax loss ($1,268,000 after-tax) that was charged to "other income – net" during the second quarter of fiscal 2003. This pre-tax loss consisted of cumulative currency translation recorded from the time of Modine's original investment in Canada and other losses that were realized upon the sale.

**Note 14: Restructuring and plant closures**

In the third quarter of fiscal 2002, Modine initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating a portion of its operations. As of March 31, 2004, the restructuring, integration and cost reduction initiatives are complete. The restructuring plan included the closure of three manufacturing plants in North America located in LaPorte, Indiana; Knoxville, Tennessee; and St. Paul, Minnesota. The facility located in St. Paul, which was sold in the fourth quarter of fiscal 2004, manufactured products for the Company's HVAC market. The facilities located in LaPorte and Knoxville, which were sold in the third quarter of fiscal 2004 and the third quarter of fiscal 2003, respectively, manufactured products for customers in the Company's heavy-duty and industrial

**Note 14: Restructuring and plant closures, continued**

markets. Modine has relocated the production of the majority of the products previously made in these three facilities to other Company locations. The Company, however, ceased the production of air turnover units, building evaporator units, and indirect fired heating units previously produced at the St. Paul facility and also rationalized certain heavy-duty and industrial customer relationships as part of the restructuring process. Separate personnel reductions were also initiated as part of the restructuring plan at three other U.S. facilities, located in Harrodsburg, Kentucky; Trenton, Missouri; and the Company's corporate headquarters in Racine, Wisconsin. Included in the European portion of the restructuring plan was a plant closure in Bernhausen, Germany, that ceased production, and personnel reductions at the Company's manufacturing facility in Granada, Spain. Modine discontinued the assembly of air conditioning equipment, previously performed at the Bernhausen facility for off-highway equipment manufacturers, as part of the restructuring. Final personnel reductions at the above named manufacturing facilities are complete.

Total staff reductions, as a result of the restructuring program, were 307 employees, which included 246 U.S. employees and 61 European employees. As a result of three European employees who remained employed by the Company instead of receiving separation benefits, the remaining accrual was reduced by $98,000 during fiscal 2004. Cumulative benefit payments to terminated employees totaled $3,660,000. There is no remaining reserve balance for termination benefits as of March 31, 2004. The remaining other restructuring liability of $21,000 was reversed during the third quarter of fiscal 2004 for lease payments originally accrued but forgiven by the lessor.

The following table displays the components of the accrued restructuring liability:

| (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Termination benefits: | | |
| Balance at April 1, 2003 and 2002 | **$489** | $4,042 |
| Reclassification from other restructuring charges | **—** | 28 |
| Adjustments | **(98)** | (312) |
| Payments | **(391)** | (3,269) |
| Balance at March 31 | **$ —** | $ 489 |
| Other restructuring charges: | | |
| Balance at April 1, 2003 and 2002 | **$ 29** | $1,526 |
| Reclassification to termination benefits | **—** | (28) |
| Adjustments | **(21)** | (1,243) |
| Payments | **(8)** | (226) |
| Balance at March 31 | **$ —** | $ 29 |

The following table provides a summary of restructuring and one-time closure/business rationalization costs recorded related to the program announced in the third quarter of fiscal 2002:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 | CUMULATIVE CHARGES |
|---|---|---|---|---|
| Restructuring charges: | | | | |
| Employee severance and related benefits | **$ (98)** | $ (312) | $ 4,971 | $ 4,561 |
| Goodwill impairment | **—** | — | 1,043 | 1,043 |
| Post-closing operating expenses | **—** | (845) | 845 | — |
| Other disposal costs | **(21)** | (398) | 681 | 262 |
| Total restructuring costs | **(119)** | (1,555) | 7,540 | 5,866 |
| Other closure costs: | | | | |
| Assets impairments | **—** | — | 2,072 | 2,072 |
| Depreciation (change in useful lives) | **—** | 1,456 | 1,397 | 2,853 |
| Pension curtailment costs | **—** | (78) | 881 | 803 |
| Obsolete inventory charges | **—** | 220 | 970 | 1,190 |
| Miscellaneous other closure costs | **—** | 1,192 | 110 | 1,302 |
| Total other closure costs | **—** | 2,790 | 5,430 | 8,220 |
| Total restructuring and other closure costs | **$(119)** | $1,235 | $12,970 | $14,086 |

**Note 14: Restructuring and plant closures, continued**

Other closure costs were recorded on the financial statement as follows:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 | CUMULATIVE CHARGES |
|---|---|---|---|---|
| Cost of sales | **$ —** | $2,790 | $4,828 | $7,618 |
| Selling, general and administrative expenses | **—** | — | 381 | 381 |
| Other income—net | **—** | — | 221 | 221 |
| Total | **$ —** | $2,790 | $5,430 | $8,220 |

**Note 15: Goodwill**

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142, Modine discontinued the amortization of goodwill as of April 1, 2002. Goodwill is assessed for impairment by the Company each year in its third fiscal quarter by applying a fair value based test. The results of the fiscal 2004 impairment tests indicated that the fair value of each reporting unit exceeded its book value. A reconciliation of reported net income adjusted to reflect the adoption of SFAS No. 142 is provided below:

| YEARS ENDED MARCH 31 (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Reported net earnings | **$40,437** | $12,666 | $23,345 |
| Effect of change in accounting | **—** | 21,692 | — |
| *Add-back goodwill amortization, net of tax* | **—** | — | 4,640 |
| Adjusted net earnings | **$40,437** | $34,358 | $27,985 |
| Reported basic earnings per share | **$1.19** | $0.38 | $0.70 |
| Effect of change in accounting | **—** | 0.65 | — |
| Add-back goodwill amortization | **—** | — | 0.14 |
| Adjusted basic earnings per share | **$1.19** | $1.03 | $0.84 |
| Reported diluted earnings per share | **$1.19** | $0.38 | $0.70 |
| Effect of change in accounting | **—** | 0.64 | — |
| Add-back goodwill amortization | **—** | — | 0.14 |
| Adjusted diluted earnings per share | **$1.19** | $1.02 | $0.84 |

In accordance with the provisions of SFAS No. 142, in the second quarter of fiscal 2003 the Company tested its goodwill for impairment in all its reporting units. It was determined that the aftermarket reporting unit's carrying amount exceeded its fair value, which was estimated based on the present value of expected future cash flows. This resulted in a $21,692,000 (net of a $1,136,000 income tax benefit) non-cash write-off of goodwill in the aftermarket reporting unit. The charge was accounted for as a cumulative effect of an accounting change, retroactive to the first quarter of fiscal 2003. Modine reviewed the carrying value assigned to goodwill in the aftermarket reporting unit with respect to market conditions and expectations of future operating performance. These factors indicated that a permanent impairment in value existed in the respective business. Modine's goodwill impairment charge was calculated based on an independent valuation of the underlying business. The goodwill impairment charge did not impact the Company's cash flows, liquidity or compliance with financial covenants.

Changes in the carrying amount of goodwill during fiscal years 2004 and 2003, by segment and in the aggregate, are summarized in the following table:

| (IN THOUSANDS) | ORIGINAL EQUIPMENT | DISTRIBUTED PRODUCTS | EUROPEAN OPERATIONS | TOTAL |
|---|---|---|---|---|
| Balance, March 31, 2002 | $20,344 | $26,884 | $ 5,741 | $52,969 |
| Acquired/(disposed) | — | — | — | — |
| Impairments | — | (22,828) | — | (22,828) |
| Fluctuations in foreign currency | — | (25) | 1,477 | 1,452 |
| Balance, March 31, 2003 | 20,344 | 4,031 | 7,218 | 31,593 |
| **Acquired/(disposed)** | **—** | **—** | **—** | **—** |
| **Impairments** | **—** | **—** | **—** | **—** |
| **Fluctuations in foreign currency** | **—** | **(44)** | **1,060** | **1,016** |
| **Balance, March 31, 2004** | **$20,344** | **$3,987** | **$8,278** | **$32,609** |

**Note 16: Other intangible assets**

Other intangible assets include:

| MARCH 31 (IN THOUSANDS) | 2004 | | 2003 | |
|---|---|---|---|---|
| | **GROSS CARRYING VALUE** | **ACCUMULATED AMORTIZATION** | GROSS CARRYING VALUE | ACCUMULATED AMORTIZATION |
| Amortized intangible assets: | | | | |
| Patents and product technology | **$3,951** | **$2,651** | $3,951 | $2,388 |
| Non-compete agreements | **2,182** | **2,182** | 2,182 | 2,124 |
| Other intangibles | **118** | **118** | 118 | 118 |
| | **6,251** | **4,951** | 6,251 | 4,630 |
| Unamortized intangible asset: | | | | |
| Pension asset | **2,491** | **—** | 2,892 | — |
| Total intangible assets | **$8,742** | **$4,951** | $9,143 | $4,630 |

The amortization expense for other intangible assets for the fiscal years ended 2004, 2003, and 2002, was $321,000, $382,000, and $2,152,000, respectively. The estimated amortization expense related to other intangible assets is expected to be as follows:

| YEARS ENDING MARCH 31 | | | (IN THOUSANDS) |
|---|---|---|---|
| 2005 | $263 | 2008 | $256 |
| 2006 | 263 | 2009 | 255 |
| 2007 | 263 | 2010 and beyond | — |

**Note 17: Deferred charges and other noncurrent assets**

Deferred charges and other noncurrent assets include:

| MARCH 31 (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Prepaid pension costs – qualified and nonqualified plans | **$66,762** | $65,257 |
| Other noncurrent assets | **7,876** | 8,095 |
| Total deferred charges and other noncurrent assets | **$74,638** | $73,352 |

**Note 18: Indebtedness**

Long-term debt at March 31, 2004 and 2003, includes:

| TYPE OF ISSUE (DOLLARS IN THOUSANDS) | INTEREST RATE PERCENTAGE AT MARCH 31, 2004 | FISCAL YEAR OF MATURITY | 2004 | 2003 |
|---|---|---|---|---|
| Denominated in U.S. dollars: | | | | |
| Fixed rate – | | | | |
| Notes | — | 2004 | **$ —** | $10,494 |
| Variable rate – | | | | |
| Note | — | 2006 | **—** | 18,000 |
| Revenue bonds | 1.17 | 2008 | **3,000** | 3,000 |
| Denominated in foreign currency: | | | | |
| Fixed rate – | | | | |
| Notes and other debt | 3.25 – 6.08 | 2005 – 2012 | **84,909** | 78,560 |
| Weighted average interest rate | 5.52 | | | |
| Variable rate – | | | | |
| Notes and other debt | — | 2004 | **—** | 1,194 |
| | | | **87,909** | 111,248 |
| Less current portion | | | **3,024** | 12,692 |
| Total | | | **$84,885** | $98,556 |

**Note 18: Indebtedness, continued**

Certain of Modine's financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of treasury stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing. *Modine is in compliance with these covenants at March 31, 2004.*

The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. At March 31, 2004 and 2003, the carrying value of Modine's long-term debt approximates fair value.

*Long-term debt matures as follows:*

| YEARS ENDING MARCH 31 | | | (IN THOUSANDS) |
|---|---|---|---|
| 2005 | $ 3,024 | 2008 | $6,711 |
| 2006 | 65,227 | 2009 | 3,711 |
| 2007 | 3,711 | 2010 and beyond | 5,525 |

In April of 2002, Modine entered into a $150,000,000 multi-currency, revolving credit facility with a syndicate of banks that will mature in April 2005. Upon request to the agent bank, an additional $50,000,000 is available on the revolver. The indebtedness incurred by the Company under the credit facility is secured by a guarantee from all domestic subsidiaries and a pledge of 65% of the voting stock of material foreign subsidiaries. The terms of this credit facility contain various restrictive financial covenants relating to maximum debt-to-EBITDA, minimum interest coverage ratio and a minimum level of net worth. In addition, the credit facility contains limitations on investments, liens, dividends and other indebtedness. Borrowings under the credit facility bear interest at a rate of LIBOR plus a spread based on certain financial criteria, or the prime rate at Modine's option. Financing fees are being amortized over the life of the facility.

Modine also maintains credit agreements with banks abroad. The foreign unused lines of credit at March 31, 2004, were approximately $13,036,000. Domestic unused lines of credit at March 31, 2004, were $150,000,000. There was no short-term bank borrowing outstanding during the year ended March 31, 2004.

Interest expense charged to earnings was as follows:

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Gross interest cost | **$5,711** | $6,197 | $8,013 |
| Capitalized interest on major construction projects | **(282)** | (171) | (220) |
| Interest expense | **$5,429** | $6,026 | $7,793 |

**Note 19: Financial instruments/concentrations of credit risk**

The Company invests excess cash in investment quality short-term liquid debt instruments. Such investments are made only in instruments issued by high quality institutions. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. The Company sells a broad range of products that provide thermal solutions to a diverse group of customers operating throughout the world. At March 31, 2004, 2003, 2002, approximately 54%, 52%, and 49%, respectively, of the Company's trade accounts receivables were from the Company's top ten individual customers. These customers operate primarily in the automotive, truck, and heavy equipment markets and are influenced by many of the same market and general economic factors. To reduce the credit risk, the Company performs periodic credit evaluations of each customer and actively monitors their financial condition and developing business news. Collateral or advanced payments are generally not required, but may be used in those cases where a substantial credit risk is identified. Credit losses to customers operating in the markets served by the Company have not been material. For the last three fiscal years, total bad debt write-offs have been below 1% of outstanding trade receivable balances at year-end.

**Note 20: Foreign exchange contracts/derivatives/hedges**

Modine uses derivative financial instruments in a limited way as a tool to manage its financial risk. Their use is restricted primarily to hedging assets and obligations already held by Modine and they are used to protect cash rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by Company policy.

Modine periodically enters into foreign currency exchange contracts, generally with terms of 90 days or less, to hedge specific foreign currency denominated transactions. *The effect of this practice is to minimize the impact of foreign exchange rate movements on Modine's operating income.* Modine's foreign currency exchange contracts do not subject it to significant risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

**Note 20: Foreign exchange contracts/derivatives/hedges, continued**

As of March 31, 2004, and 2003, the Company had no outstanding forward exchange contracts. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 18.

**Note 21: Product warranties, guarantees, and other commitments**

*Product warranties:* Modine provides product warranties for its assorted product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Warranty expense estimates are forecasts based on the best information available using analytical and statistical analysis of both historical and current claim data. These expenses are adjusted when it becomes probable that expected claims will differ from initial estimates recorded at the time of the sale.

Changes in the warranty liability included:

| (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Balance at April 1, 2003 and 2002 | **$12,970** | $ 9,093 |
| Accruals for warranties issued in current year | **11,385** | 10,514 |
| Accruals related to pre-existing warranties | **6,161** | 1,979 |
| Settlements made | **(10,683)** | (9,582) |
| Effect of exchange-rate changes on the warranty liability | **1,083** | 966 |
| Balance at March 31 | **$20,916** | $12,970 |

The increase in warranty accrual reflects the growing complexity in heat transfer requirements and the demand for higher product performance and longer warranty periods by the Company's customers. The year-over-year change in accruals related to pre-existing warranty accruals is due to unexpected product performance issues with recent product introductions at two customers.

*Indemnification agreements:* In July 2002, the Company completed the sale of its subsidiary, Modine of Canada, Ltd. As part of the sales agreement certain contractual guarantees and representations were made to the purchaser. As part of the sales agreement Modine provided an indemnification to the purchaser for any reassessment for income, corporate sales, excise or other tax in respect of which tax returns have been filed before the closing date. No claims have occurred to date related to any tax matters and the estimated maximum potential payment is not determinable at this time. Claims and damages presented by the purchaser must be greater than $50,000 but cannot exceed the purchase price. In general, the period of indemnification for warranties and representations made is for two years, except in the case of certain tax matters for which the indemnification shall survive until the reassessment period is closed. No liability has been recorded in the consolidated financial statements as the indemnification agreement was entered into prior to December 31, 2002, the effective date of Financial Accounting Standards Board Interpretation FIN 45.

In October of 2002, the Company completed the sale of its Knoxville, Tennessee manufacturing facility and other associated assets, consisting primarily of property, plant, and equipment and inventory, that had been included as part of the Company's restructuring that began in November of 2001. Again, the Company made certain customary representations and guarantees to the purchaser as part of the sales agreement. The agreement provides for certain limitations on potential claims and damages that may arise from the sale of the Knoxville facility. Claims and damages presented by the purchaser must be greater than $10,000 but cannot exceed $2,560,000 except for environmental claims and third party claims. In general, the period of indemnification is for a one-year period from the date of closing except for environmental or third-party claims which are for a seven-year period from the date of closing. The estimated maximum potential amount of payments, if any, under potential third-party and environmental claims is not determinable at this time. No liability has been recorded in the consolidated financial statements as the indemnification agreement was entered into prior to December 31, 2002, the effective date of FIN 45. The Company has obtained specific insurance coverage for any environmental claims that might occur from the date of the sale of the Knoxville facility. This coverage, which also includes properties in St. Paul, Minnesota and LaPorte, Indiana, is for a 10-year period and is limited to a total of $25,000,000.

In October of 2003, the Company completed the sale of its LaPorte, Indiana manufacturing facility that was being held for sale. As part of the sales agreement, Modine provided an indemnification agreement to the purchaser and the purchaser's lending institution relating to certain environmental matters, including future potential claims brought by third-parties or governmental agencies. This limited indemnification obligation is for 15 years. In addition, as part of the sale agreement, the Company agreed to perform certain environmental cleanup and monitoring activities and to enter Indiana's Voluntary Remediation program. The Company is proceeding with the agreed-upon remediation activities and has $164,000 in remediation expense accruals recorded at March 31, 2004. In addition, pursuant to FIN 45 the Company recorded a liability of $14,000 to reflect the fair value of the indemnification. The estimated maximum potential amount of payments under this indemnification is not determinable at this time due to frequent changes in environmental laws and regulations adopted at the local, state, and federal levels. As noted above, the Company has obtained specific insurance coverage for third-party and governmental agency environmental claims with the insurance policy expiring in June of 2012.

In February of 2004, the Company sold its St. Paul, Minnesota manufacturing facility that was being held for sale. Included in the sales agreement were certain general warranties and representations including an indemnification regarding hazardous substances and underground storage tanks. This limited indemnification obligation is for a one-year period from the date of closing. Specific insurance coverage for environmental claims for a ten-year period ending June of 2012 has been obtained, as discussed earlier. The estimated maximum potential amount of payments under this indemnification is not determinable at the time due to frequent changes in environmental laws

**Note 21: Product warranties, guarantees, and other commitments, continued**

and regulations adopted at the local, state, and federal levels. Due to the sufficiency of the insurance coverage, no additional liabilities were recorded.

*Commitments:* At March 31, 2004, the Company had capital expenditure commitments of $34,563,000. Significant commitments include plant renovation in a portion of the Hungarian plant to increase capacity, the wind tunnel project in Bonlanden, Germany and tooling and equipment expenditures for new customer programs both in Europe and North America. The Company utilizes consignment inventory arrangements with certain vendors in the normal course of business, whereby the suppliers maintain certain inventory stock at the Company's facilities or at other outside facilities. In these cases the Company has agreements with the vendor to use the material within a specific period of time.

**Note 22: Other noncurrent liabilities**

Other noncurrent liabilities include:

| MARCH 31 (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Pensions | **$24,751** | $23,111 |
| Post-retirement benefits other than pensions | **22,294** | 22,472 |
| Other | **4,729** | 5,659 |
| Total other noncurrent liabilities | **$51,774** | $51,242 |

**Note 23: Common and treasury stock**

Following is a summary of common and treasury stock activity:

| (IN THOUSANDS) | COMMON STOCK | | TREASURY STOCK AT COST | |
|---|---|---|---|---|
| | SHARES | AMOUNT | SHARES | AMOUNT |
| Balance March 31, 2001 | 33,663 | $21,039 | (812) | $(23,564) |
| Purchase of treasury stock | — | — | (46) | (1,292) |
| Stock options and awards including related tax benefits | 68 | 42 | 296 | 9,124 |
| Employee stock-purchase and -ownership plans | 12 | 8 | 290 | 8,756 |
| Balance March 31, 2002 | 33,743 | 21,089 | (272) | (6,976) |
| Purchase of treasury stock | — | — | (45) | (1,135) |
| Stock options and awards including related tax benefits | 297 | 186 | 45 | 1,067 |
| Employee stock-purchase and -ownership plans | 5 | 3 | — | — |
| Balance March 31, 2003 | 34,045 | 21,278 | (272) | (7,044) |
| **Purchase of treasury stock** | **—** | **—** | **(10)** | **(269)** |
| **Stock options and awards including related tax benefits** | **321** | **200** | **(7)** | **(179)** |
| **Balance March 31, 2004** | **34,366** | **$21,478** | **(289)** | **$ (7,492)** |

**Note 24: Shareholder rights plan**

On July 17, 2002, the Board of Directors elected to terminate the Company's Shareholder Rights Agreement. The plan was subsequently terminated by redeeming the rights that were issued under the Company's 1986 Shareholder Rights Agreement. There was one right attached to each outstanding share of common stock. The rights were redeemed at a price of $.0125 per right, paid in cash. Total cost of the redemption was $420,000. The redemption payment was made on September 5, 2002, to shareholders of record on August 23, 2002.

**Note 25: Comprehensive income**

The components of "accumulated other comprehensive income/(loss)," net of applicable income taxes, consist of:

| MARCH 31 (IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Unrealized foreign-currency-translation adjustments | **$16,489** | $(12,039) |
| Minimum pension-liability adjustments | **(6,515)** | (6,674) |
| *Accumulated other comprehensive income/(loss)* | **$ 9,974** | $(18,713) |

**Note 26: Stock option, award, and purchase plans**

*Retirement plans:* Modine has adopted several, qualified, defined-contribution, stock-purchase plans; 401(k) plans; and a nonqualified, deferred-compensation plan for certain, designated employees. The stock purchase plans permitted employees to make monthly investments at current market prices based on a

**Note 26: Stock option, award, and purchase plans, continued**

specified percentage of compensation. As of December 31, 1998, the stock-purchase plans were frozen and no additional contributions were made. Effective December 31, 2001, the stock plans were merged into one plan and on January 1, 2002, the plan was converted into an employee stock ownership plan (ESOP). The plan continues to earn dividends, which may be received in cash, beginning in April of 2002, or reinvested in Modine common stock. Beginning in March of 2002, employees under age 59 1/2 can diversify 25% of their stock held in the ESOP and transfer this portion to the 401(k) plan investments and employees over 59 1/2 can diversify 100% of their holdings in the ESOP. Effective January 1, 2003, and 2004, the amount eligible for diversification for employees under age 59 1/2 was increased to 50%, and 100%, respectively. The 401(k) plans and deferred-compensation plan allow employees to choose among various investment alternatives, including Modine common stock. Modine matches a portion of the employees' contribution, primarily in Modine common stock. During fiscal 2002, the Company merged several of the 401(k) plans, eliminated the after-tax contribution plan at Climate Systems, a wholly-owned Modine subsidiary, and converted the Thermacore and Climate Systems company match to Modine common stock.

Effective January 1, 2004, all salaried-paid employees hired after this date will be covered under a newly established qualified defined-contribution plan. Modine will make annual contributions based on a percentage of compensation.

Activity in the plans for fiscal 2004, 2003, and 2002 resulted in the purchase of 254,000, 370,000, and 302,000 shares of Modine common stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of Modine's contributions to the plans for fiscal 2004, 2003, and 2002 were $3,214,000, $3,266,000, and $3,137,000, respectively.

*Stock option and award plans:* In July, 1985 and 1994, shareholders approved plans providing for the granting of options to officers, other key employees, and to nonemployee directors to purchase common stock of Modine. In July of 1999, shareholders reapproved the 1994 plan. In July of 2000, the 1994 plan for nonemployee directors was terminated and replaced with a new plan approved by the Board of Directors. This action was taken, in conjunction with a simultaneous decision to freeze the Directors Emeritus Retirement Plan effective July 1, 2000, with no further benefits accruing under that plan. In April of 2001, 294,000 shares of Modine common stock were allocated to cover the outstanding Thermacore options which were converted to Modine stock options as part of the business combination accounted for as a pooling of interests. Compensation expense was not recognized at this time as the aggregate intrinsic value of the Modine options immediately after the exchange was no greater than the intrinsic value of the Thermacore options immediately before the exchange. Additionally, the ratio of the exercise price per option to the market value per share was not reduced. In July, 2002, shareholders approved a new incentive compensation plan providing for the granting of options to officers and other key employees. Options granted under the Thermacore 1995 and 1997 incentive plans, which vest at 25% per year after the first year, are either non-qualified or incentive stock options and, in most cases, carry a price equal to the market price at the date of grant. Options granted under the 1985, 1994, and 2002 Modine plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

The 1985, 1994, and new 2002 Incentive Stock Plans, also provide for the granting of stock awards. Restricted stock awards were granted for 103,000, 109,000, and 83,000 shares in fiscal 2004, 2003, and 2002, respectively. The weighted average fair value of restricted stock awards as of the grant dates for fiscal 2004, 2003, and 2002 was $24.75, $18.42, and $26.66, respectively. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the five-to-six year restriction period. The value of the Thermacore stock awards, which were converted to Modine shares as part of the pooling transaction, is also in escrow until certain employment restrictions lapse. These awards are being amortized over a four year to four and one-half year period. The amounts charged to operations in fiscal 2004, 2003, and 2002 were $1,764,000, $1,098,000, and $856,000, respectively.

Following is a summary of incentive and nonqualified option activity under the plans.

| | SHARES (IN THOUSANDS) | WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE |
|---|---|---|
| Outstanding March 31, 2001 | 2,755 | $25.15 |
| Granted | 571 | 23.44 |
| Exercised | (289) | 16.73 |
| Forfeitures | (27) | 29.25 |
| Outstanding March 31, 2002 | 3,010 | 25.60 |
| Granted | 360 | 18.93 |
| Exercised | (233) | 15.98 |
| Forfeitures | (210) | 26.97 |
| Outstanding March 31, 2003 | 2,927 | $25.44 |
| **Granted** | **425** | **27.75** |
| **Exercised** | **(218)** | **17.02** |
| **Forfeitures** | **(252)** | **29.30** |
| **Outstanding March 31, 2004** | **2,882** | **$26.08** |

**Note 26: Stock option, award, and purchase plans, continued**

*Options outstanding and exercisable as of March 31, 2004:*

| RANGE OF EXERCISE PRICES | WEIGHTED-AVERAGE YEARS OF REMAINING LIFE | WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE | SHARES (IN THOUSANDS) |
|---|---|---|---|
| $ 4.93 - 14.99 | 5.29 | $10.07 | 32 |
| 15.00 - 24.99 | 7.39 | 21.82 | 1,178 |
| 25.00 - 34.99 | 5.26 | 29.39 | 1,672 |
| Total outstanding and exercisable | | $26.08 | 2,882 |

A further 2,901,000 shares were available for the granting of additional options or awards at March 31, 2004.

**Note 27: Segment and geographic information**

Modine's product line consists of heat-transfer components and systems. Modine serves the vehicular, industrial, commercial, and building-HVAC original-equipment and replacement markets and the electronics cooling markets. Modine operates in three business segments, which are organized on the basis of market categories or geographical responsibility. They are as follows: 1) Original Equipment, which provides heat-transfer products, generally from business units in North America, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial- and commercial-equipment manufacturers, located primarily in North America; 2) Distributed Products, which provides heat-transfer products primarily for the North American and European vehicular replacement markets and the North American building-HVAC market from business units located in North America and Europe, and electronics cooling products for the computer and telecommunications equipment markets in North America, Europe, and Asia from business units in those three areas; and 3) European Operations, which provides heat-transfer products, primarily to European original-equipment manufacturers of on-highway and off-highway vehicles and industrial equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of Modine's segments is individually managed and has separate financial results reviewed by its chief operating decision maker. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among the Company's various businesses. Modine evaluates segment performance based on operating income and the return on capital employed. The significant accounting policies of the segments are the same as those of Modine as a whole.

Totals presented are inclusive of all adjustments needed to reconcile to the data provided in Modine's consolidated financial statements and related notes.

*Segment data:* In the first quarter of fiscal 2002, Modine acquired Thermacore International, Inc. in a business combination accounted for as a pooling of interests. Thermacore activity is included in the Distributed Products segment in the accompanying tables.

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| *Sales:* | | | |
| Original Equipment | **$ 502,183** | $ 469,383 | $ 456,994 |
| Distributed Products | **351,585** | 348,799 | 377,328 |
| European Operations | **392,948** | 333,028 | 300,815 |
| Segment sales | **1,246,716** | 1,151,210 | 1,135,137 |
| Eliminations | **(46,917)** | (59,135) | (65,950) |
| Total net sales | **$1,199,799** | $1,092,075 | $1,069,187 |
| *Operating income:* | | | |
| Original Equipment | **$ 81,062** | $ 76,415 | $ 66,235 |
| Distributed Products | **3,259** | 3,432 | 7,213 |
| European Operations | **42,349** | 37,422 | 21,740 |
| Segment operating income | **126,670** | 117,269 | 95,188 |
| Corporate & administrative expenses | **(76,758)** | (64,311) | (64,462) |
| Eliminations | **154** | 134 | 144 |
| Other items not allocated to segments | **13,645** | 1,935 | 9,240 |
| Earnings before income taxes | **$ 63,711** | $ 55,027 | $ 40,110 |

Intersegment sales are accounted for based on an established mark-up over production costs.

Operating income for the reportable segments excludes all general corporate and administrative expenses except for certain expenses allocated for use of the Company aircraft, Technical Center, and general building use. Functions included in Corporate & Administrative expenses include: certain research and development costs, the engine products development group, information technology, quality assurance, legal, finance, human resources, environmental,

**Note 27: Segment and geographic information, continued**

amortization of goodwill in fiscal 2001 and 2002 from acquisitions that benefit the entire Company, and other general corporate expenses.

Corporate & Administrative expenses grew by $12,447,000 in fiscal 2004. Several significant items contributed to the overall increase consisting of higher research and development expenditures, increased pension and post-retirement health care costs, and higher compensation and other benefit related costs, including the acceleration of certain retirement and compensation-related benefit expenses.

Other items not allocated to segments include running royalties, interest income and expenses, and equity in the earnings of affiliates. In addition, gains on the sale of Company manufacturing facilities in fiscal 2004, 2003, and 2002, and a gain on the sale of one of the Company's aircraft in fiscal 2002 are included in this caption.

| YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Assets: | | | |
| Original Equipment | **$ 228,570** | $ 211,187 | $ 231,553 |
| Distributed Products | **192,581** | 199,975 | 224,973 |
| European Operations | **334,997** | 285,068 | 212,131 |
| Corporate & Administrative | **228,955** | 233,750 | 251,685 |
| Eliminations | **(5,911)** | (19,162) | (17,298) |
| Total assets | **$ 979,192** | $ 910,818 | $ 903,044 |
| Capital expenditures: | | | |
| Original Equipment | **$ 27,106** | $ 9,472 | $ 40,616 |
| Distributed Products | **5,228** | 5,879 | 6,662 |
| European Operations | **46,302** | 20,024 | 21,923 |
| Corporate & Administrative | **(6,102)** | 15,144 | (33,438) |
| Eliminations | **—** | — | — |
| Total capital expenditures | **$ 72,534** | $ 50,519 | $ 35,763 |
| Depreciation and amortization expense: | | | |
| Original Equipment | **$ 20,817** | $ 20,272 | $ 21,946 |
| Distributed Products | **11,559** | 33,802 | 14,435 |
| European Operations | **17,715** | 13,414 | 12,745 |
| Corporate & Administrative | **11,468** | 10,286 | 14,517 |
| Eliminations | **(138)** | (141) | (135) |
| Total depreciation and amortization expense | **$ 61,421** | $ 77,633 | $ 63,508 |

*Assets:* Corporate assets include cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, and significant long-lived assets. Eliminations consist primarily of intracompany loans and receivables.

Asset data presented in the table reflects the adoption of FAS 142 in fiscal 2003 and the accompanying relocation of goodwill to specific operating segments for all periods presented. A total of $25,064,000 of net goodwill was reassigned from the Corporate & Administrative segment, of which $20,344,000 was transferred to the Original Equipment segment, $2,706,000 was transferred to the Distributed Products segment, and $2,014,000 was transferred to the European Operations segment. In addition to the reallocation in fiscal 2003, goodwill relating to the Distributed Products segment was impaired for $22,828,000. Additional information is detailed in Note 15 to the consolidated financial statements.

In fiscal 2004 and 2003, the value of assets reported in the European Operations segment increased significantly from the year before due to the strengthening of the euro against the U.S. dollar by approximately 14 and 20 percent, respectively.

*Capital expenditures:* The Company reports its segment data, including information with respect to capital expenditures, in the same manner as such information is presented to the chief operating decision maker. In the majority of cases, capital projects in North America are coordinated through engineering staff located at the corporate facilities in Racine, Wisconsin. While these projects are in progress they are maintained in the Corporate construction in progress account. Upon completion of the projects, the assets are transferred to the appropriate segment to be put into service. In fiscal 2004, the Company modified its processing procedures to include the reporting of these assets in the appropriate segment more rapidly. As a result, the Corporate & Administrative operations had a net reduction of $6,102,000. In fiscal 2002, the Company significantly reduced its capital spending compared to previous years. As a result, transfers made to the operating segments exceeded capital spending recorded in the Corporate construction in progress account. Consequently, the Corporate & Administrative operations had a net reduction of $33,438,000 in fiscal 2002.

*Depreciation and amortization expense:* In fiscal 2003, goodwill relating to the Distributed Products segment was impaired thereby increasing the expense for the year by $22,828,000. Additional information is detailed in Note 15 to the consolidated financial statements.

**Note 27: Segment and geographic information, continued**

*Geographic data:*

| YEAR ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Sales to unaffiliated customers from company facilities located in: | | | |
| United States | **$ 722,635** | $ 684,301 | $ 686,182 |
| Germany | **276,757** | 238,342 | 221,077 |
| Other countries | **200,407** | 169,432 | 161,928 |
| Net sales | **$1,199,799** | $1,092,075 | $1,069,187 |
| Long-lived assets: | | | |
| United States | **$ 296,167** | $ 313,817 | $ 351,641 |
| Germany | **167,872** | 113,234 | 86,578 |
| Other countries | **73,213** | 66,933 | 59,523 |
| Eliminations | **(421)** | (532) | (668) |
| Total long-lived assets | **$ 536,831** | $ 493,452 | $ 497,074 |

*Sales:* Net sales are attributed to countries based on the location of the selling unit.

*Long-lived assets:* Long-lived assets are primarily physical property, plant, and equipment, but also include investments, intangibles, and other long-term assets. Eliminations are primarily intracompany loans and intracompany sales of property, plant, and equipment.

In fiscal 2003, long-lived assets in the United States decreased from fiscal 2002 as a result of the goodwill impairment in the Distributed Products segment. Additional information is detailed in Note 15 to the consolidated financial statements.

In fiscal 2004 and 2003, the value of assets reported in the European Operations segment increased significantly from the year before due to the strengthening of the euro against the U.S. dollar by approximately 14 and 20 percent, respectively.

*Major customers:* European Operations, Distributed Products, and Original Equipment segment sales to DaimlerChrysler accounted for approximately 11.3 and 10.6 percent of total Company revenues in fiscal 2004 and 2003, respectively. Sales to DaimlerChrysler in fiscal 2002 did not exceed 10 percent of total Company revenues. European Operations and Original Equipment segment sales to Bayerische Motoren Werke (BMW) accounted for approximately 11.4 percent, and 10.5 percent of total Company revenues in fiscal 2003 and 2002, respectively. Sales to BMW in fiscal 2004 did not exceed 10 percent of total Company revenues. Additionally, sales to no other single customer exceeded 10 percent of total Company revenues in the three reporting periods presented.

**Note 28: Contingencies and litigation**

*Environmental:* The United States Environmental Protection Agency (USEPA) has designated the Company as a potentially responsible party ("PRP") for remediation of five waste disposal sites with which the Company may have had direct or indirect involvement. These sites are as follows: Elgin Salvage (Illinois); N.L./Taracorp (Illinois); Interstate Lead (Alabama); H.O.D. Landfill (Illinois); and Alburn Incinerator, Inc./Lake Calumet Cluster (Illinois). These sites are not Company owned and allegedly contain wastes attributable to Modine from past operations. These claims are in various stages of administrative or judicial proceedings and include recovery of past governmental costs and for future investigations and remedial actions. In three instances, Modine has not received, and may never receive, documentation verifying its involvement and/or its share of waste contributions to the sites. Additionally, the dollar amounts of the claims have not been specified. At the N.L./Taracorp site, a settlement agreement was signed in January 2002 which included a $119,000 settlement assessment. On January 16, 2004, the USEPA published its notice of proposed settlement with the de minimis PRP's, including Modine. It is anticipated that the settlement will become final early in fiscal 2005.

In 1986, Modine executed a Consent Decree involving other PRP's and the Illinois EPA and paid $1,029 for its allocated share (0.1%) of the Alburn Incinerator, Inc. remediation costs. The USEPA signed a Covenant Not to Sue in conjunction with the Consent Decree, but reserved its right to "seek additional relief"for any additional costs incurred by the United States at the site. On November 6, 2003, Modine received a General Notice of Liability from the USEPA concerning the Alburn Incinerator, Inc./Lake Calumet Cluster site. The USEPA requested Modine's participation as a PRP for the performance of additional activities that the USEPA has determined, or will determine, required to restore the site. The USEPA did not provide an estimate of the added costs arising from the planned work, however, the cost to Modine is not expected to be material based upon Modine's relatively small portion of waste at just one (Alburn Incinerator, Inc.) of the three properties comprising the Lake Calumet Cluster. On December 18, 2003, Modine responded to USEPA's letter stating that it would be willing to participate in settlement of the Alburn Incinerator, Inc./Lake Calumet Cluster site remedial costs as a "micro de minimis PRP."

The Company accrues costs associated with environmental matters, on an undiscounted basis, when they become probable and reasonably estimable. As of March 31, 2004, 2003, and 2002, the Company had accrued $119,000, $119,000, and $119,000, respectively, in "accrued expenses and other current liabilities" on the consolidated balance sheet to cover cleanup activities, including remediation and legal costs at the N.L./Taracorp. The March 31, 2004 accrual, related to the N.L./Taracorp site in Illinois, is expected to be remitted as soon as a formal request for payment is received from the USEPA. Costs anticipated for settlement of the Alburn Incinerator, Inc./Lake Calumet Cluster site cannot be reasonably estimated at this time.

**Note 28 Contingencies and litigation, continued**

The Company also recorded other environmental cleanup and remediation expense accruals for certain facilities located in the United States and The Netherlands. These expenditures relate to facilities where past operations followed practices and procedures that were considered acceptable under then existing regulations, but will now require investigative and/or remedial work to ensure sufficient environmental protection. These accruals totaled $1,199,000, $1,026,000, and $845,000, at March 31, 2004, 2003, and 2002, respectively, and are recorded in the consolidated balance sheet in "accrued expenses and other current liabilities" and "other noncurrent liabilities." On October 10, 2003, the Company completed the sale of its LaPorte, Indiana manufacturing facility, which ceased operations in fiscal 2003. As part of the sale, the Company agreed to perform certain environmental cleanup and monitoring activities and to enter Indiana's Voluntary Remediation Program. The Company is proceeding with the activities and had an accrual balance of $164,000 as of March 31, 2004. The environmental accruals established by the Company do not reflect any possible insurance recoveries but do reflect a reasonable estimate of cost sharing at multi-party sites.

*Employee agreements:* The Company has employment agreements with certain key employees that provide for compensation and certain other benefits. The agreements also provide for other terms and conditions of employment including termination payments under certain specific circumstances such as a material change in control. In the unlikely event that these agreements were all triggered simultaneously, the possible contingent payments which would be required under the employment contracts are estimated to be between approximately a minimum of $6,688,000 and $13,461,000, depending on incentive payment calculations and other factors which are not determinable until the actual event occurs.

*PF litigation:* Over the last 10 years Modine and Showa Denko (and Mitsubishi Motors in some cases) have instituted various lawsuits and legal proceedings against each other pertaining to Modine's *PF*® Parallel Flow Technology and Showa's SC condenser. On July 14, 2000, Modine and Showa reached a settlement and license agreement. The Agreement calls for cross-licensing of these technologies between the parties. As a result of the agreement and another with Mitsubishi Heavy Industries, Modine received, in the first and second quarters of fiscal 2001, payments totaling $17 million representing partial settlement for past infringement of Modine's *PF* technology. In March 2002, Modine received an unfavorable decision from the Japanese patent office Board of Appeals, and believed and reported that it would no longer receive royalty payments in Japan related to its *PF* technology. However, since July 2000, Modine has been receiving royalty payments from certain Japanese competitors related to its *PF* patents, which expire in 2006. In July 2002, the Company filed notice of its appeal of the March 2002 ruling with the Tokyo High Court. The Tokyo High Court affirmed the decision of the Japanese patent office Board of Appeals on February 3, 2004, invalidating the Company's *PF* patent in Japan. Royalties currently being paid by these Japanese companies will likely cease as the result of this decision. After review of the decision of the Tokyo High Court, Modine determined not to appeal. The decision of the Tokyo High Court is effective as of May 7, 2004.

A final ruling in Japan does not affect Modine's royalty income outside of Japan. Modine will continue to collect royalties for *PF* products produced or sold in the United States where, to date, its patents have been upheld.

In Europe, after oral hearings on July 2 and 3, 2003, the European Patent Office upheld the prior revocation of one and revoked a second of the Company's *PF* patents. As a result, Modine's *PF* technology cannot be asserted to be proprietary to the Company in Europe. This decision does not affect Modine's royalty income outside of Europe. Modine did not receive material amounts of royalty income for licenses in Europe prior to the July 2 and 3, 2003 decisions. As a result of the decision, the Company is responsible for repaying certain portions of the defendants' legal costs. At March 31, 2004, the Company had $121,000 of accrued legal costs recorded that remain to be paid.

In February 2000, Modine filed a complaint against Delphi Automotive Systems Corporation in the U.S. District Court in Milwaukee, Wisconsin, alleging infringement of its *PF* patent. This litigation is presently pending.

*Other litigation:* Kawasaki Robotics brought a breach of contract action against Modine on January 24, 2001 and Modine brought a counterclaim against Kawasaki Robotics. This action arose from a contract between the parties for the construction of an arc welding system. Kawasaki Robotics and Modine filed motions seeking summary judgment. On September 30, 2003, the United States District Court for the Eastern District of Michigan, Southern Division, granted Kawasaki's motion and denied Modine's motion. Modine filed a Motion for Reconsideration on October 17, 2003. Kawasaki Robotics has alleged $336,000 in damages plus attorney's fees and costs. Modine's counterclaim against Kawasaki Robotics alleged damages to Modine of $75,000. In the event the Court does not grant Modine's Motion for Reconsideration, the Court will schedule a trial on damages. The Company has recorded $336,000 in accrued expenses, the amount of the alleged damage claim, pending the final outcome of the latest motion and ultimate resolution of the case. Subsequent to the end of fiscal 2004, the Company reached a settlement with Kawasaki Robotics for approximately the amount that was accrued at March 31, 2004.

In the normal course of business, Modine and its subsidiaries are named as defendants in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies, and others in which claims, such as personal injury, property damage, or antitrust and trade regulation issues, are asserted against Modine. Modine is also subject to other liabilities such as product warranty claims, employee benefits, and various taxes that arise in the ordinary course of its business. Many of the pending damage claims and to a lesser degree, warranty claims are covered by insurance and when appropriate Modine accrues for uninsured liabilities. While the outcomes of these matters, including those discussed above, are uncertain, Modine does not expect that any unrecorded liabilities that may result from these matters is reasonably likely to have a material effect on Modine's liquidity, financial condition or results of operations.

**Note 29 Quarterly financial data (unaudited)**

Quarterly financial data are summarized below:

| FISCAL 2004 QUARTERS ENDED (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | JUNE | SEPT. | DEC. | MARCH |
|---|---|---|---|---|
| **Net sales** | **$288,898** | **$279,059** | **$310,799** | **$321,043** |
| **Gross profit** | **74,163** | **63,315** | **74,433** | **81,205** |
| **Net earnings *(a) (b) (c)*** | **11,286** | **4,305** | **12,318** | **12,528** |
| **Net earnings per share of common stock:** | | | | |
| **Basic** | **$0.33** | **$0.13** | **$0.36** | **$0.37** |
| **Assuming dilution** | **0.33** | **0.13** | **0.36** | **0.37** |
| Fiscal 2003 quarters ended | June | Sept. | Dec. | March |
| Net sales | $272,293 | $275,308 | $271,830 | $272,644 |
| Gross profit | 68,553 | 67,514 | 67,636 | 69,004 |
| Earnings before cumulative effect of accounting change | 10,385 | 6,270 | 9,612 | 8,091 |
| Cumulative effect of change in accounting for: | | | | |
| Goodwill impairment (net of $1,136 income tax benefit) | (21,692) | — | — | — |
| Net earnings/(loss) *(d) (e) (f) (g)* | (11,307) | 6,270 | 9,612 | 8,091 |
| Net earnings per share of common stock – basic: | | | | |
| Before cumulative effect of accounting change | $0.31 | $0.19 | $0.29 | $0.24 |
| Cumulative effect of accounting change | (0.65) | — | — | — |
| Net earnings/(loss) – basic | $(0.34) | $0.19 | $0.29 | $0.24 |
| Net earnings per share of common stock – diluted: | | | | |
| Before cumulative effect of accounting change | $0.31 | $0.19 | $0.29 | $0.24 |
| Cumulative effect of accounting change | (0.64) | — | — | — |
| Net earnings/(loss) – diluted | $(0.33) | $0.19 | $0.29 | $0.24 |

(a) The 1st quarter of fiscal 2004 includes the acceleration of certain retirement and compensation related benefit expenses of $1,885,000 ($1,305,000 after-tax).

(b) The 3rd quarter of fiscal 2004 includes a gain on the sale of the Company's facility in LaPorte, Indiana totaling $555,000 ($327,000 after-tax).

(c) The 4th quarter of fiscal 2004 includes gains on the sale of the Company's facilities in Strongsville, Ohio of $703,000 ($415,000 after-tax) and in St. Paul, Minnesota of $1,208,000 ($713,000 after-tax). Also recorded during the 4th quarter was a net increase to the valuation allowance for deferred taxes, relating primarily to foreign net operating loss carryforward activities. This increase effectively added $1,457,000 to the provision for income taxes.

(d) The 1st quarter of fiscal 2003 includes an impairment loss relating to goodwill in accordance with SFAS No. 142 of $22,828,000 ($21,692,000 after-tax). Also recorded in the 1st quarter were reductions to the restructuring and other closure expenses totaling $309,000 ($196,000 after-tax).

(e) The 2nd quarter of fiscal 2003 includes a loss on the sale of the Company's wholly owned Canadian aftermarket subsidiary, Modine of Canada, Ltd. totaling $1,726,000 ($1,268,000 after-tax). Also recorded in the 2nd quarter were net additional restructuring and other closure expenses totaling $605,000 ($389,000 after-tax).

(f) The 3rd quarter of fiscal 2003 includes a gain on the sale of the Company's facility in Knoxville, Tennessee totaling $417,000 ($255,000 after-tax). Also recorded in the 3rd quarter were net additional restructuring and other closure expenses totaling $717,000 ($438,000 after-tax).

(g) The 4th quarter of fiscal 2003 includes additions to the restructuring and other closure expenses totaling $222,000 ($143,000 after-tax).

**Report of Independent Auditors**

To the Shareholders and Board of Directors

Modine Manufacturing Company, Racine, Wisconsin

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows, and shareholders' equity present fairly, in all material respects, the financial position of Modine Manufacturing Company and its subsidiaries at March 31, 2004 and March 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 15 to the consolidated financial statements, on April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, Chicago, Illinois, April 30, 2004

## CONSOLIDATED SUMMARY OF OPERATIONS AND FIVE-YEAR FINANCIAL RECORD

(Dollars in thousands, except per-share amounts)

(In April 2001, Modine acquired Thermacore International Inc. in a business combination accounted for as a pooling of interests. All data is presented to include Thermacore for all periods.)

(Where appropriate, prior years' data have been reclassified to conform with the current year presentation)

| FISCAL YEARS ENDED MARCH 31 | 2004 | 2003 | 2002[A] | 2001[B] | 2000 |
|---|---|---|---|---|---|
| **For the year** | | | | | |
| Net sales | **$1,199,799** | $1,092,075 | $1,069,187 | $1,115,045 | $1,168,689 |
| Gross profit | **293,116** | 272,707 | 258,896 | 291,825 | 323,988 |
| Selling, general, and administrative expenses | **243,169** | 221,170 | 220,486 | 228,187 | 228,161 |
| Interest expense | **5,429** | 6,026 | 7,793 | 8,784 | 8,913 |
| Earnings before income taxes [2] | **63,711** | 55,027 | 40,110 | 85,063 | 96,714 |
| Net earnings | **40,437** | 12,666 | 23,345 | 51,830 | 66,332 |
| Net earnings per share – Basic | **$1.19** | $0.38 | $0.70 | $1.61 | $2.05 |
| – Assuming dilution | **1.19** | 0.38 | 0.70 | 1.58 | 2.01 |
| Depreciation and amortization expenses[3] | **61,421** | 54,810 | 63,508 | 51,908 | 50,380 |
| Net cash provided by operating activities | **107,249** | 113,307 | 131,404 | 125,764 | 90,077 |
| Dividends paid | **18,666** | 16,834 | 28,981 | 29,307 | 27,102 |
| Dividends per share | **$0.55** | $0.50 | $0.875 | $1.00 | $0.92 |
| Return on sales [2] | **3.4%** | 3.1% | 2.2% | 4.6% | 5.7% |
| Return on average shareholders' equity [2] | **7.2%** | 6.6% | 4.5% | 10.3% | 13.9% |
| Return on average capital employed [2][4] | **6.7%** | 5.8% | 4.1% | 8.0% | 10.3% |
| Capital expenditures | **72,534** | 50,519 | 35,763 | 72,890 | 93,212 |
| Research and development expenses | **31,414** | 27,923 | 26,802 | 24,705 | 21,114 |
| Price-to-earnings range[1][2] | **12.3 – 24.8** | 12.2 – 29.4 | 27.3 – 45.7 | 12.0 – 18.9 | 10.4 – 17.0 |
| Stock-price range – High | **$29.50** | $30.00 | $32.00 | $29.94 | $34.13 |
| – Low | **14.67** | 12.46 | 19.13 | 19.00 | 21.00 |
| **For the year before the accounting change [2]** | | | | | |
| Net sales | **1,199,799** | 1,092,075 | 1,069,187 | 1,115,045 | 1,168,689 |
| Earnings before accounting change | **40,437** | 34,358 | 23,345 | 51,830 | 66,332 |
| Earnings per share before accounting change | | | | | |
| – Basic | **$1.19** | $1.03 | $0.70 | $1.61 | $2.05 |
| – Assuming dilution | **1.19** | 1.02 | 0.70 | 1.58 | 2.01 |
| **At year end** | | | | | |
| Working capital | **229,144** | 224,103 | 234,466 | 198,178 | 258,229 |
| Property, plant, and equipment – gross | **852,486** | 757,047 | 702,895 | 697,063 | 646,677 |
| Accumulated depreciation | **454,789** | 397,289 | 362,507 | 330,209 | 300,300 |
| Total assets | **979,192** | 910,818 | 903,044 | 937,171 | 955,871 |
| Long-term debt | **84,885** | 98,556 | 139,654 | 137,449 | 214,585 |
| Shareholders' equity | **586,541** | 530,387 | 515,999 | 518,697 | 491,543 |
| Weighted average shares outstanding | | | | | |
| – Assuming dilution (in thousands) | **34,073** | 33,758 | 33,406 | 32,859 | 33,063 |
| Book value per share | **$17.21** | $15.70 | $15.42 | $15.79 | $15.29 |
| Current ratio | **2.1** | 2.2 | 2.4 | 1.9 | 2.4 |
| Total debt to capital | **13.0%** | 17.3% | 22.6% | 26.1% | 31.8% |
| Number of employees | **7,468** | 7,395 | 7,706 | 8,223 | 8,626 |

(1) Using net earnings per share (E.P.S.) – assuming dilution.

(2) Before cumulative effect of accounting change in fiscal 2003.

(3) Beginning in fiscal 2003 goodwill amortization was discontinued in accordance with SFAS No. 142.

(4) See page 61 of this report for a description and reconciliation of this non-GAAP derived measure.

(A) A restructuring charge reduced net earnings by $5.2 million.

(B) Patent royalty settlements added $12.7 million to net earnings.

## MODINE MANUFACTURING COMPANY RETURN ON AVERAGE CAPITAL EMPLOYED

| FOR THE YEARS ENDED MARCH 31 (IN THOUSANDS) | 2004 | 2003 BEFORE ACCOUNTING CHANGE | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| Net earnings | $ 40,437 | $ 34,358 | $ 12,666 | $ 23,345 | $ 51,830 | $ 66,332 |
| Plus interest expense net of tax benefit at total company effective tax rate | 3,447 | 3,760 | 3,760 | 4,536 | 5,349 | 6,114 |
| Net return | $ 43,884 | $ 38,118 | $ 16,426 | $ 27,881 | $ 57,179 | $ 72,446 |
| Divided by: | | | | | | |
| Average capital (beginning total debt + beginning shareholders' equity + ending total debt + ending shareholders' equity divided by 2) | $658,043 | $654,022 | $654,022 | $684,016 | $711,101 | $703,083 |
| Return on average capital employed | 6.7% | 5.8% | 2.5% | 4.1% | 8.0% | 10.3% |
| Interest expense | $5,429 | $6,026 | $6,026 | $7,793 | $8,784 | $8,913 |
| Total company effective tax rate* | 36.5% | 37.6% | 37.6% | 41.8% | 39.1% | 31.4% |
| Tax benefit | 1,982 | 2,266 | 2,266 | 3,257 | 3,435 | 2,799 |
| Interest expense net of tax benefit | $3,447 | $3,760 | $3,760 | $4,536 | $5,349 | $6,114 |

**Utilized effective tax rate before accounting change for fiscal 2003, the actual rate is distorted by the tax benefit on the accounting change.*

Return on average capital employed is not a measure derived under generally accepted accounting principles (GAAP) and should not be considered as a substitute for any measure derived in accordance with GAAP. Management believes that return on capital employed provides investors with helpful supplemental information about the Company's performance, ability to provide an acceptable return on all the capital utilized by the Company, and ability to fund growth. This measure may also be inconsistent with similar measures presented by other companies.

## Glossary of Financial Terms

***Asset Turnover:*** Net sales, divided by: total assets less non-interest bearing liabilities (total liabilities less total debt).

***Book Value Per Share:*** Shareholder's equity, divided by: the number of common stock shares issued less the number of treasury stock shares.

***Current Ratio:*** Current assets, divided by current liabilities.

***Price-to-Earnings Ratio:*** The market price per share, divided by 12 month's diluted earnings per share.

***Return on Sales:*** Net earnings, divided by net sales.

***Return on Average Shareholders' Equity:*** Net earnings, divided by the average shareholders' equity: this is a measure of the profit generated on the shareholders' investment in the company.

***Return on Average Capital Employed:*** The sum of, net earnings and adding back after-tax interest expense (interest expense less the tax benefit at the total company effective tax rate), divided by the average, total debt plus shareholders' equity: this is a financial measure of the profit generated on the total capital invested in the company before any interest expense payable to lenders, net of any tax effect.

***Total Debt to Capital:*** Total debt, divided by: total debt plus shareholders' equity: this is used to measure what portion of the total invested capital is borrowed funds.

***Working Capital:*** Current assets less current liabilities.

## OFFICERS AND BOARD OF DIRECTORS

### OFFICERS

*David B. Rayburn*
President and Chief Executive Officer

*Bradley C. Richardson*
Vice President, Finance and Chief Financial Officer

*Dean R. Zakos*
Vice President, General Counsel & Secretary

*James R. Rulseh*
Group Vice President

*Charles R. Katzfey*
Group Vice President

*Klaus A. Feldmann*
Group Vice President

*Anthony C. De Vuono*
Vice President and Chief Technology Officer

*Roger L. Hetrick*
Vice President, Human Resources

*Rudy W. Possehl**
Vice President, Administration

*R. Steven Bullmore*
Corporate Controller

*Gary A. Fahl*
Environmental, Health, and Safety Officer

*Carlton C. Harper*
Chief Information Officer

*Dave B. Spiewak*
Treasurer

*Margaret C. Kelsey*
Senior Counsel and Assistant Secretary

* Mr. Possehl intends to retire, effective July 2, 2004.

### DIRECTORS EMERITI

*Thomas J. Guendel*

*Donald R. Johnson*

*Don R. O'Hare*

*Earl E. Richter*

*Wayne J. Roper*

*Richard T. Savage*

*Stuart W. Tisdale*

### BOARD OF DIRECTORS

*Richard J. Doyle* A,B,D
Retired Chairman and Chief Executive Officer of three private electrical contracting corporations, and retired Vice President of Borg-Warner Corporation, Chicago, Illinois

*Frank P. Incropera* A,C,D
McCloskey Dean of the University of Notre Dame's College of Engineering, Notre Dame, Indiana

*Frank W. Jones* A,C,D
Independent Management Consultant, Tucson, Arizona. Mr. Jones's career in business includes over twenty-five years of service, the last five as President and Chief Executive Officer, with Giddings & Lewis, Inc.

*Dennis J. Kuester* A,C,D
President and Chief Executive Officer of Marshall & Ilsley Corporation, Chairman and Chief Executive Officer of M&I Marshall & Ilsley Bank, and Chairman of Metavante Corporation, Milwaukee, Wisconsin

*Vincent L. Martin* A,B,D
Chairman, Jason Incorporated, Milwaukee, Wisconsin

*Gary L. Neale* A,B,D
Chairman, President and Chief Executive Officer, NiSource Inc., Merrillville, Indiana

*David B. Rayburn*
President and Chief Executive Officer of the Company

*Marsha C. Williams* B,C,D
Executive Vice President and Chief Financial Officer, Equity Office Properties Trust, Chicago, Illinois

*Michael T. Yonker* B,C,D
Retired President and Chief Executive Officer of Portec, Inc., Lake Forest, Illinois

### COMMITTEES OF THE BOARD

*(A) Audit Committee:* This committee, on and after July 21, 2004 composed solely of independent directors, appoints the independent auditors; works with the independent auditors in determining audit plan and scope; reviews the results of the audit; evaluates the effectiveness of internal auditing procedures, and the adequacy of internal accounting controls; reviews and approves all services and fees by the independent accountants; reviews proposed material changes in accounting or financial reporting practices; and reviews required periodic financial statements.

*(B) Officer Nomination and Compensation Committee:* This committee, on and after July 21, 2004 also composed solely of independent directors, reviews and recommends candidates for officer positions, recommends compensation for company officers, and administers the company's incentive stock and compensation plans.

*(C) Pension Committee:* This committee, composed of directors who are not Modine employees, provides oversight with respect to the investments of the company's pension and defined contribution plans.

*(D) Corporate Governance and Nominating Committee:* This committee, on and after July 21, 2004 composed solely of independent directors, develops and implements policies and processes relating to corporate governance matters and reviews the backgrounds of prospective nominees to the Board and makes recommendations to the Board regarding such persons.

***World Headquarters***

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, WI 53403-2552
Telephone: 262.636.1200
Fax: 262.636.1424
E-Mail: info@na.modine.com
Internet website: www.modine.com

***Technical Centers***

Racine, Wisconsin
Bonlanden, Germany
Harrodsburg, Kentucky

***Manufacturing Plants***

***United States***

McHenry, Illinois
Logansport, Indiana
Washington, Iowa
Emporia, Kansas
Harrodsburg, Kentucky
Camdenton, Missouri
Jefferson City, Missouri
Joplin, Missouri
Trenton, Missouri
Pemberville, Ohio
Toledo, Ohio
Lancaster, Pennsylvania
West Kingston, Rhode Island
Richland, South Carolina
Clinton, Tennessee
Lawrenceburg, Tennessee
Ferris, Texas
Buena Vista, Virginia

***Europe***

Berndorf, Austria
Kirchentellinsfurt, Germany
Neuenkirchen, Germany
Pliezhausen, Germany
Tübingen, Germany
Wackersdorf, Germany
Mezökövesd, Hungary
Pontevico, Italy
Granada, Spain
Mill, The Netherlands
Uden, The Netherlands
Ashington, UK

***Other Locations***

Guaymas, Mexico
Mexico City, Mexico
Nuevo Laredo, Mexico
Hsinchu, Taiwan

***Joint-Ventures***

Constructions Mécaniques Mota, S.A. – Marseilles, France
Nikkei Heat Exchanger Company, Ltd. – Kambara, Japan
Radiadores Visconde, Ltda. – São Paulo, Brazil

***Additional Information Available***

More information of both a general and financial nature can be obtained by contacting Investor Relations at the company address, by telephone (262.636.8434) or by e-mail (invest@na.modine.com).

***Form 10-K Report Available***

Shareholders can obtain a copy of the Form 10-K Report, filed by the company with the Securities and Exchange Commission, by sending a request to the Office of the Secretary at the company address, or by visiting the Investor Relations link at www.modine.com.

***Dividend Reinvestment and Direct Purchase Plan***
***(Shareowner Service Plus Plan)***

Shareholders can build their investments in Modine through a no-cost plan for automatically reinvesting dividends and making additional cash purchases of Modine stock.

Systematic investments can be established for your account by authorizing direct deductions from your bank account on a monthly basis. To receive plan material and enrollment information, please call 800.813.3324. The Modine Manufacturing Company Dividend Reinvestment and Direct Stock Purchase Plan is administered by the company's transfer agent, Wells Fargo Shareowner Services. Inquiries may be directed to the address listed below.

***Transfer Agent and Registrar***

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 800.468.9716

***Stock Symbol and Listing***

MODI, listed on the NASDAQ Stock Market as a National Market Issue

***Shareholders***

As of March 31, 2004, there were 4,760 shareholders of record. The Company estimates that there were approximately 17,000 beneficial shareholders.

***Independent Auditors***

PricewaterhouseCoopers LLP

***Trademarks***

Trademarks or registered trademarks of Modine Manufacturing Company are denoted in italic type or by a registration symbol in this report.

Photography Reprinted Courtesy of Caterpillar, Inc., and Deere & Company

**Modine Manufacturing Company**
*1500 DeKoven Avenue*
*Racine, Wisconsin 53403-2552*
*262.636.1200*
*www.modine.com*